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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             ---------------------

                                 SCHEDULE 14D-9
                    SOLICITATION / RECOMMENDATION STATEMENT
                      PURSUANT TO SECTION 14(D)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                             ---------------------

                           SHERIDAN HEALTHCARE, INC.
                           (Name of Subject Company)

                           SHERIDAN HEALTHCARE, INC.
                       (Name of Person Filing Statement)

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE,
                CLASS A COMMON STOCK, PAR VALUE $0.01 PER SHARE
                       (Titles of Classes of Securities)

                                   823781109,
                                   823781208
                             ---------------------
                    (CUSIP Numbers of Classes of Securities)

                             ---------------------

                              JAY A. MARTUS, ESQ.
                 VICE PRESIDENT, SECRETARY AND GENERAL COUNSEL
                           SHERIDAN HEALTHCARE, INC.
                        4651 SHERIDAN STREET, SUITE 400
                            HOLLYWOOD, FLORIDA 33021
                                 (954) 987-5822
                 (Name, address and telephone number of person
                authorized to receive notice and communications
                   on behalf of the person filing statement)

                                   Copies to:

                          STEPHEN K. RODDENBERRY, ESQ.
                       AKERMAN, SENTERFITT & EIDSON, P.A.
                             ONE S.E. THIRD AVENUE
                                   28TH FLOOR
                              MIAMI, FLORIDA 33131
                                 (305) 374-5600

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ITEM 1.  SECURITY AND SUBJECT COMPANY.

     The name of the subject company is Sheridan Healthcare, Inc., a Delaware corporation (the "Company"), and the address of the principal executive offices of the Company is 4651 Sheridan Street, Suite 400, Hollywood, Florida 33021. The titles of the classes of equity securities to which this statement relates are the Company's Common Stock, par value $0.01 per share ("Common Stock"), and the Company's Class A Common Stock, par value $0.01 per share ("Class A Common Stock" and, together with the Common Stock, the "Shares").

ITEM 2.  TENDER OFFER OF THE BIDDER.

     This statement relates to the tender offer (the "Offer") described in the Tender Offer Statement on Schedule 14D-1 and Statement on Schedule 13D, dated March 31, 1999 (as amended or supplemented, the "Schedule 14D-1"), filed by Vestar/Sheridan, Inc., a Delaware corporation (formerly known as Vestar/Calvary, Inc., "Purchaser"), Vestar/Sheridan Holdings, Inc. (formerly known as Vestar/Calvary Holdings, Inc.) a Delaware corporation of which Purchaser is a wholly owned subsidiary ("Parent"), and Vestar/Sheridan Investors, LLC, a Delaware limited liability company (formerly known as Vestar/Calvary Investors, LLC), of which Parent is a wholly owned subsidiary ("Holdings"), with the Securities and Exchange Commission (the "Commission"), relating to an offer by Purchaser to purchase all of the issued and outstanding Shares at a price of $9.25 per Share, net to the seller in cash, without interest thereon (the "Offer Price"), upon the terms and subject to the conditions set forth in Purchaser's Offer to Purchase, dated March 31, 1999, and the related Letter of Transmittal (together, as amended or supplemented, the "Offer Documents"), copies of which are filed as Exhibits (a)(1) and (a)(2) to this Solicitation/Recommendation Statement on Schedule 14D-9 (this "Schedule 14D-9"), respectively, and are incorporated herein by reference in their entirety.

     The Schedule 14D-9 indicates that the principal executive offices of Purchaser, Parent and Holdings are located at 245 Park Avenue, 41st Floor, New York, New York 10167. The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of March 24, 1999 (the "Merger Agreement"), among the Company, Purchaser and Parent. A copy of the Merger Agreement is filed as Exhibit (c)(1) to this Schedule 14D-9, and is incorporated herein by reference in its entirety. Pursuant to the Merger Agreement, as soon as practicable following the consummation of the Offer and the satisfaction or waiver of certain conditions, Purchaser will be merged into the Company (the "Merger"), with the Company continuing as the surviving corporation (the "Surviving Corporation"). Pursuant to the Merger Agreement, as of the effective time of the Merger (the "Effective Time"), each Share outstanding immediately prior to the Effective Time (other than Shares owned by Parent or Purchaser and any Shares held by stockholders who properly exercise their dissenters' rights (the "Dissenting Shares") under Delaware General Corporation Law ("DGCL")) shall be cancelled, extinguished and converted into the right to receive $9.25 per Share, net to the Seller in cash, without interest thereon (the "Merger Consideration"), upon the surrender of the certificate formerly representing such Share (the "Certificate") in the manner described in the Merger Agreement less any withholding taxes required under applicable law. The Merger Agreement is more fully described in Item 3 of this Schedule 14D-9.

ITEM 3.  IDENTITY AND BACKGROUND.

     (a) The name and address of the Company, which is the person filing this
Schedule 14D-9, are set forth in Item 1 above. Unless the context otherwise requires, references to the Company in this Schedule 14D-9 are to the Company and its subsidiaries, viewed as a single entity.

     (b) In addition to the agreements described below, certain contracts, agreements, arrangements or understandings between the Company or its affiliates and certain of its executive officers, directors or affiliates are described in the Company's Information Statement attached hereto as Annex A under the headings "Executive Compensation," "Security Ownership of Management and Certain Beneficial Owners" and "Certain Relationships and Related Transactions." Except as described therein or as otherwise disclosed in this Schedule 14D-9, to the knowledge of the Company, as of the date hereof there are no other material
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contracts, agreements, arrangements or understandings, or any actual or potential conflicts of interest with respect to the Offer or the Merger between the Company or its affiliates and (i) the Company, its executive officers, directors or affiliates or (ii) Purchaser, Parent and Holdings and their executive officers, directors or affiliates. Capitalized terms used in the description of agreements below and not otherwise defined herein shall have the meanings ascribed to them in the particular agreement.

     SUBSCRIPTION AND TENDER AGREEMENTS. Concurrently with the execution and delivery of the Merger Agreement, Parent entered into the Subscription and Tender Agreements with each of Dr. Mitchell Eisenberg, the Chairman, President and Chief Executive Officer of the Company, Dr. Lewis D. Gold, the Executive Vice President -- Business Development of the Company, Mr. Michael F. Schundler, the Chief Operating Officer and Chief Financial Officer of the Company, Mr. Jay
A. Martus, the Vice President, Secretary and General Counsel of the Company and Dr. Gilbert L. Drozdow, the Vice President -- Hospital Based Services of the Company, and the Tender Agreement with Mr. Robert J. Coward, the Vice
President -- Finance of the Company (each of Drs. Eisenberg, Gold and Drozdow and Messrs. Martus, Coward and Schundler, an "Executive"). The following is a summary of the Subscription and Tender Agreements and the Tender Agreement, which summary is qualified in its entirety by reference to the Subscription and Tender Agreements and the Tender Agreement, copies of which are filed as Exhibits (c)(2)-(c)(7) hereto, respectively, and are incorporated herein by reference.

     The Subscription and Tender Agreements and the Tender Agreement provide that each Executive will validly tender his Shares in the Offer and will not withdraw any Shares so tendered; provided that the Merger Agreement has not been terminated. Each Executive also agrees, so long as the Executive is required to tender his Shares, to vote the Shares (a) in favor of the adoption of the Merger Agreement and the approval of the transactions contemplated thereby and (b) against any action or agreement that would result in a breach of any covenant, representation or warranty contained in the Merger Agreement or would impede, interfere with, delay or prevent the consummation of the Merger or the purchase of Shares pursuant to the Offer. Each Executive has agreed not to, so long as the Executive is required to tender his Shares, purport to vote (or execute a consent with respect to) his Shares (other than in accordance with the requirements of the Subscription and Tender Agreements or the Tender Agreement) or grant any proxy or power of attorney with respect to any Shares, deposit any Shares into a voting trust or enter into any agreement, arrangement or understanding with any person (other than the Subscription and Tender Agreements and the Tender Agreement), directly or indirectly, to vote, grant any proxy or give instructions with respect to the voting of his Shares, or agree to do any of the foregoing. The Subscription and Tender Agreements and the Tender Agreement also provide that no Executive shall, so long as the Executive is required to tender Shares pursuant to his Subscription and Tender Agreement or Tender Agreement, sell, transfer or otherwise dispose of, pledge or otherwise encumber any Shares after the date of the agreement (except to tender Shares to Purchaser pursuant to the Offer), or agree to do any of the foregoing.

     Pursuant to the Subscription and Tender Agreements, each Executive party thereto has agreed to subscribe for and purchase, and Parent has agreed to issue and sell to the Executive, on the date Purchaser purchases Shares pursuant to the Offer (the "Closing Date") a specific number of shares of common stock, par value $0.01 per share ("Parent Common Stock"), at a price equal to the per Share price paid pursuant to the Offer. The Executives have agreed to purchase an aggregate number of shares of Parent Common Stock that are expected to constitute approximately 4.8% of the shares of Parent Common Stock expected to be outstanding upon the consummation of the Merger. Notwithstanding any other provision of the Subscription and Tender Agreements, Parent shall have no obligations to issue, sell or deliver any of its shares to any Executive (i) who is not a full-time employee of, or consultant to, Parent or any of its subsidiaries on the Closing Date, (ii) whose representations and warranties contained in his Subscription and Tender Agreement are not true and correct as of the Closing Date in all material respects or (iii) who has breached his obligations under his Subscription and Tender Agreement.

     The Subscription and Tender Agreements and the Tender Agreement also provide that upon the consummation of the Merger (a) Parent shall adopt the Vestar/Sheridan Holdings, Inc. 1999 Stock Option Plan (the "Option Plan") in substantially the form attached to the Subscription and Tender Agreements and the Tender Agreement and (b) Parent shall enter into stock option agreements with each Executive in
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substantially the forms attached to the Subscription and Tender Agreements and the Tender Agreement pursuant to which the Executives will be granted options to purchase an aggregate of 950,000 shares of Parent Common Stock at an exercise price per share equal to the per Share price paid pursuant to the Offer, subject to the satisfaction of certain time vesting requirements or targets relating to the financial performance of the Company which are described in the option agreements.

     STOCKHOLDERS AGREEMENT. Concurrently with the execution and delivery of the Merger Agreement, Parent, Holdings, the Company and the Executives party to Subscription and Tender Agreements entered into the Stockholders Agreement (the "Stockholders Agreement"). Mr. Coward will enter into the Stockholders Agreement upon the consummation of the Merger. The following is a summary of the Stockholders Agreement, which summary is qualified in its entirety by reference to the Stockholders Agreement, a copy of which is filed as Exhibit (c)(8) hereto and is incorporated herein by reference.

     Pursuant to the Stockholders Agreement, the shares of Parent Common Stock beneficially owned by each Executive and any other employees of Parent and its subsidiaries who become beneficial owners of Parent Common Stock (collectively, the "Management Investors") are subject to restrictions on transfer, as well as the other provisions described below.

     The Stockholders Agreement provides that Holdings and the Management Investors will vote all of their shares of Parent Common Stock to elect and continue in office a Board of Directors of Parent and each subsidiary of Parent (other than subsidiaries of the Company) consisting solely of the following:

          (a) three designees of Holdings;

          (b) two designees of the Management Investors (who shall be Mitchell Eisenberg and Lewis D. Gold so long as each of them is an executive officer of the Company); and

          (c) two persons to be designated by Holdings in its sole discretion after consultation with the representatives of the Management Investors.

In addition, each Management Investor has agreed that until the Lapse Date (as defined in the Stockholders Agreement) he will vote all of his shares of Parent Common Stock (i) consistent with the vote of Holdings with respect to its shares of Parent Common Stock and (ii) to ratify, approve and adopt any and all actions adopted or approved by the Board of Directors of Parent.

     The Stockholders Agreement provides for customary "tag-along" and "drag-along" rights with respect to shares of Parent Common Stock beneficially owned by the Management Investors. In addition, Holdings has certain rights to require Parent to register shares of Parent Common Stock held by it under the Securities Act of 1933 (the "Securities Act"), and Holdings and the Management Investors have certain rights to participate in publicly registered offerings of Parent Common Stock initiated by Parent or other third parties.

     The Stockholders Agreement provides that upon termination of a Management Investor's employment with Parent and its subsidiaries, (a) Parent, Holdings and the Company will have call rights with respect to shares of Parent Common Stock owned by such Management Investor and certain transferees and (b) such Management Investor and certain transferees in certain limited circumstances will have a right to put shares of Parent Common Stock to the Company. The amount paid for shares of Parent Common Stock upon a put or a call will vary depending on the reason for the termination of the Management Investor's employment. The Stockholders Agreement also contains non-competition, non-solicitation and confidentiality provisions agreed to by each Management Investor who is not party to a written employment agreement with Parent or one of its subsidiaries which contains such provisions.

     EMPLOYMENT AGREEMENTS. Concurrently with the execution and delivery of the Merger Agreement, the Company entered into Employment Agreements with each of Dr. Eisenberg, Dr. Gold, Mr. Schundler and Mr. Martus. The following is a summary of the Employment Agreements, which summary is qualified in its entirety by reference to the Employment Agreements, copies of which are filed as Exhibits
(c)(10)-(c)(13) hereto, respectively, and are incorporated herein by reference.

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     The Employment Agreements shall become effective upon the purchase of
Shares pursuant to the Offer. Each Employment Agreement has a five year term with automatic one year renewals thereafter, unless either party gives the other six months' written notice prior to the end of the applicable term. The Employment Agreements supersede all prior agreements and understandings between each Executive and the Company and its affiliates; provided that it shall not supersede the Executives' rights under the Company's employee benefit plans.

     The Employment Agreements provide for a one-time cash bonus at the Effective Time in the amounts of $650,000, $600,000, $250,000, and $245,000 for
Dr. Eisenberg, Dr. Gold, Mr. Schundler and Mr. Martus, respectively. In addition, the Employment Agreements provide for annual base salaries of $375,000, $350,000, $275,000 and $275,000 for Dr. Eisenberg, Dr. Gold, Mr.
Schundler and Mr. Martus, respectively. The Company has also agreed to establish an annual incentive compensation plan pursuant to which the Executives shall be eligible to receive bonuses equal to 50%, in the case of Dr. Eisenberg and Dr. Gold, or 25%, in the case of Mr. Schundler and Mr. Martus, of their annual salaries based upon satisfaction of annual performance targets established by the Company Board.

     If an Executive's employment pursuant to his Employment Agreement is terminated (i) by the Company without cause (as defined in the Employment Agreements), (ii) upon the death or permanent disability of the Executive or
(iii) by the Executive upon the occurrence of certain events, including the failure of the Company to pay the Executive's salary or provide certain benefits to which the Executive is entitled, certain relocations of the Company's offices or a material breach of the Employment Agreement by the Company, the Company shall make cash severance payments over a one-year period following any such termination in an aggregate amount equal to the relevant Executive's base salary (twice the base salary in the case of Dr. Eisenberg and Dr. Gold) plus the pro rata portion of the annual bonus to which the Executive would otherwise have been entitled for the fiscal year in which such termination occurs if such Executive had remained employed by the Company for the entire fiscal year. In addition, Dr. Eisenberg's and Dr. Gold's Employment Agreements provide that if their employment is terminated due to any of the foregoing events within one year following a Change of Control (as defined), such Executive shall receive in addition to the severance amounts described above the excess of (A) the greater of (i) $1 million and (ii) twice the sum of such Executive's current base salary and the bonus he received in the prior year less (B) twice his current base salary. Payment of all severance amounts is subject to the Executive's continued compliance with his covenant not to compete with the Company.

     Each Employment Agreement also provides for termination upon mutual consent, for cause, and by the Executive upon 90 days' written notice or upon due notice not to renew at the end of his term of employment, in which event the Company has no further obligation to the Executive other than the obligations to pay accrued but unpaid salary, to provide certain continuing medical malpractice insurance coverage and to pay the Executive his accrued and unpaid bonus in respect of prior completed fiscal years. If an Executive's employment is terminated because the Company decides not to renew at the end of his term of employment, the Executive shall be entitled to his accrued and unpaid salary and bonus and, provided he complies with his covenant not to compete with the Company, an amount equal to his base salary (twice the base salary in the case of Dr. Eisenberg and Dr. Gold).

     Each of the Executives is subject to certain non-competition, non-solicitation and confidentiality provisions with respect to the Company and its Controlled Entities (as defined in the Merger Agreement).

THE MERGER AGREEMENT, THE GUARANTY AGREEMENT AND THE MANAGEMENT AGREEMENT.

     THE MERGER AGREEMENT. The following is a summary of the Merger Agreement, which summary is qualified in its entirety by reference to the Merger Agreement, which is attached as Exhibit (c)(1) hereto.

     The Offer. The Merger Agreement provides for the commencement of the Offer and for the acceptance for payment, purchase and payment for Shares validly tendered on or prior to the expiration of the Offer and not withdrawn, subject to the satisfaction or waiver of certain conditions described in Annex A to the Merger Agreement, (the "Offer Conditions"). Purchaser has the right, in its sole discretion, to waive any such condition and make any other changes in the terms and conditions of the Offer; provided, however, without the written consent of the Company, Purchaser may not amend or waive the Minimum Condition (as defined in

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the Merger Agreement), decrease the price per Share payable in the Offer, change the form of consideration payable in the Offer (other than by adding consideration), reduce the maximum number of Shares to be purchased in the Offer, or impose conditions to the Offer in addition to those set forth in the Merger Agreement which are materially adverse to the holders of Shares.
Purchaser has the right in its sole discretion to extend the Offer for up to five business days, notwithstanding the prior satisfaction of the Offer Conditions, in order to attempt to satisfy the requirements of Section 253 of the DGCL.

     The Merger. The Merger Agreement provides that, at the Effective Time and subject to the conditions set forth therein (including the Offer Conditions and in accordance with the provisions of the DGCL), Purchaser shall merge into the Company and the separate corporate existence of Purchaser shall cease, and the Company shall continue as the Surviving Corporation of the Merger.

     Certificate of Incorporation, By-laws, Directors and Officers. The Merger Agreement provides that at the Effective Time the Certificate of Incorporation of the Company as in effect immediately prior to the Effective Time shall be amended so as to read in its entirety in the form set forth as Exhibit A to the Merger Agreement and, as so amended, shall be the Certificate of Incorporation of the Surviving Corporation until thereafter further amended as provided therein and under the DGCL. At the Effective Time, the By-laws of Purchaser as in effect immediately prior to the Effective Time in the form set forth as Exhibit B to the Merger Agreement shall be the By-laws of the Surviving Corporation following the Merger and thereafter may be amended or repealed in accordance with their terms or the certificate of incorporation of the Surviving Corporation following the Merger and as provided under the DGCL. The Merger Agreement further provides that the directors of Purchaser immediately prior to the Effective Time shall be the initial directors of the Surviving Corporation following the Merger, each to hold office in accordance with the Certificate of Incorporation and By-laws of the Surviving Corporation following the Merger, and the officers of the Company immediately prior to the Effective Time shall be the initial officers of the Surviving Corporation, in each case until their respective successors are duly elected or appointed (as the case may be) and qualified.

     Conversion of Securities. Pursuant to the Merger Agreement, as of the Effective Time, each Share outstanding immediately prior to the Effective Time (other than any Shares owned by Parent or Purchaser and any Dissenting Shares) shall be cancelled, extinguished and converted into the right to receive the Merger Consideration, without interest, upon surrender of the Certificate in the manner described in the Merger Agreement, less any withholding taxes required under applicable law.

     Each share of common stock of Purchaser outstanding immediately prior to the Effective Time shall be converted into and become one validly issued, fully paid and nonassessable share of identical common stock of the Surviving Corporation.

     Stock Options. Under the Merger Agreement, each option to purchase Shares (a "Company Option") outstanding immediately prior to the Effective Time shall become immediately vested. Each Company Option with an exercise price per Share less than the Merger Consideration shall automatically be converted into the right to receive cash in the amount of the product of (a) the Merger Consideration minus such exercise price, multiplied by (b) the number of Shares underlying each such Company Option. Based on Merger Consideration of $9.25, the officers and directors of the Company will receive $556,058 in the aggregate in respect of their Company Options, and Drs. Eisenberg, Gold and Drozdow and Messrs. Schundler, Martus and Coward will receive $30,168, $20,618, $39,551, $185,618, $179,779 and $86,250, respectively, in respect of their Company Options. All other Company Options outstanding as of the Effective Time shall automatically be terminated effective as of the Effective Time.

     Dissenters' Rights. The Merger Agreement provides that any Shares outstanding immediately prior to the Effective Time held by a holder who has demanded and perfected the right, if any, for appraisal of those Shares in accordance with the provisions of Section 262 of the DGCL and as of the Effective Time has not withdrawn or lost such right to such appraisal shall not be converted into or represent a right to receive Merger Consideration, but the holder shall only be entitled to such rights as are granted by the DGCL. If a holder of Shares who demands appraisal of those Shares under the DGCL shall effectively withdraw or lose (through failure to perfect or otherwise) the right to appraisal, then, as of the Effective Time or the occurrence of such event, whichever last occurs, those Shares shall be converted into and represent only the right to receive the Merger Consideration without interest, upon the surrender of the Certificate or Certificates.

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     Interim Operations.  The Company has agreed that, from March 24, 1999 until the earlier of the termination of the Merger Agreement and the time persons nominated by Parent or Purchaser constitute a majority of the Company Board, except as set forth in the Company Disclosure Statement (as defined in the Merger Agreement) or unless Parent shall otherwise agree in writing, the businesses and operations of the Company and its Controlled Entities (as defined in the Merger Agreement) will be conducted only in the ordinary course of business and in a manner consistent with past practice. The Company has also agreed that the Company and its Controlled Entities shall use their commercially reasonable efforts during such period to preserve intact the business organization and goodwill of the Company and its Controlled Entities, to keep available the services of their present officers and employees and to maintain satisfactory relationships with those persons having business relationships with them.

     The Company has also agreed that the Company and its Controlled Entities shall refrain from directly or indirectly taking various actions without Parent's consent until the time persons nominated by Parent or Purchaser constitute a majority of the Company Board. These prohibitions cover, among other things, limitations on making changes to their organizational documents, selling their capital stock or their property or assets (other than in the ordinary course of business), declaring or paying any dividend or other distribution, entering into any material agreement or transaction, including acquisitions and dispositions, incurring debt other than in the ordinary course of business beyond specified limits, making capital expenditures beyond specified limits, increasing the compensation payable to its directors, officers and employees (except normal increases in the ordinary course of business for employees who are not directors or officers of the Company), granting any severance or termination pay (except to the extent required under existing policies or agreements), changing accounting or tax policies, settling any litigation beyond specified limits, changing the composition of the Company Board, amending, modifying or terminating any rights to intellectual property, and failing to maintain the existing insurance policies covering the Company and its subsidiaries.

     Stockholders Meeting. Pursuant to the Merger Agreement, the Company, acting through the Company Board, shall, if required in accordance with applicable law and the Company's Certificate of Incorporation and By-laws, (i) duly call, give notice of, convene and hold a meeting of its stockholders as soon as practicable following consummation of the Offer for the purpose of adopting the Merger Agreement (the "Stockholders Meeting") and (ii) subject to its fiduciary duties under applicable law (A) include in the proxy or information statement relating to the Stockholders Meeting the unanimous recommendation of the Company Board that the stockholders of the Company vote in favor of the adoption of the Merger Agreement and the written opinions of Salomon Smith Barney and Bowles Hollowell Conner (collectively, the "Financial Advisors") that the consideration to be received by the stockholders of the Company pursuant to the Offer and the Merger is fair to such stockholders from a financial point of view and (B) use its reasonable best efforts to obtain the necessary stockholder approval of the Merger Agreement. Parent and Purchaser have agreed to cause all Shares then beneficially owned by them and their subsidiaries to be voted in favor of adoption of the Merger Agreement at any Stockholders Meeting.

     The Merger Agreement provides that, notwithstanding the foregoing, if Purchaser acquires at least 90% of the outstanding Shares pursuant to the Offer, the Company and Parent shall, subject to the provisions of the Merger Agreement, take all necessary and appropriate action to cause the Merger to become effective as soon as reasonably practicable after such acquisition, without a meeting of the Company's stockholders, in accordance with Section 253 of the DGCL.

     Proxy Statement. The Merger Agreement provides that, if required by applicable law, as soon as practicable following Parent's request, the Company shall file with the Commission under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules and regulations promulgated thereunder, and shall use its reasonable good faith efforts to have cleared by the Commission and mailed to the Company's stockholders, the proxy or information statement relating to the Stockholders Meeting. Parent, Purchaser and the Company have agreed to cooperate with each other in the preparation of the proxy or information statement. Without limiting the generality of the foregoing, each of Parent and Purchaser is obliged to furnish to the Company the information relating to it required by the Exchange Act and the rules and regulations promulgated thereunder to be set forth in the Proxy Statement. The Company has agreed to use its best efforts, after consultation with the other parties hereto, to respond promptly to any comments
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

made by the Commission with respect to the proxy or information statement and any preliminary version thereof filed by it and to cause such proxy or information statement to be mailed to the Company's stockholders at the earliest practicable time.

     Company Board Representation. The Merger Agreement provides that, promptly upon the purchase by Purchaser of Shares pursuant to the Offer, and from time to time thereafter, Purchaser shall be entitled to designate up to that number of directors, rounded up to the next whole number, on the Company Board as shall give Purchaser representation on the Company Board equal to the product of the total number of directors on the Company Board (giving effect to the directors elected pursuant to this sentence) multiplied by the percentage that the aggregate number of Shares beneficially owned by Purchaser or any affiliate of Purchaser bears to the total number of Shares then outstanding, and the Company shall, at such time, promptly take all action necessary to cause Purchaser's designees to be so elected, including either increasing the size of the Company Board or securing the resignations of incumbent directors or both. The Company has agreed to use its reasonable best efforts to cause persons designated by Purchaser to constitute the same percentage as is on the Company Board of (i) each committee of the Company Board, (ii) each board of directors of each Controlled Entity of the Company and (iii) each committee of each such board, in each case only to the extent permitted by law. Until Purchaser acquires a majority of the outstanding Shares on a fully diluted basis, the Company shall use its reasonable best efforts to ensure that all the members of the Company Board and such boards and committees as of March 24, 1999 who are not employees of the Company or its Controlled Entities shall remain members of the Company Board and such boards and committees.

     Following the election or appointment of Purchaser's designees pursuant to the Merger Agreement and prior to the Effective Time, any amendment of the Merger Agreement or the Certificate of Incorporation or By-laws of the Company, any termination of the Merger Agreement by the Company, any extension by the Company of the time for the performance of any of the obligations or other acts of Parent or Purchaser or waiver of any of the Company's rights thereunder, will require the concurrence of a majority of the directors of the Company then in office who are neither designated by Purchaser or Parent nor are employees of the Company or any of its Controlled Entities (the "Disinterested Directors"). Notwithstanding the immediately preceding paragraph, the number of Disinterested Directors shall be not less than two; provided, however, that, in such event, if the number of Disinterested Directors is reduced below two for any reason, the remaining Disinterested Director is entitled to designate a person to fill the vacancy, and such person will be deemed to be a Disinterested Director. If no Disinterested Director remains, the other directors who were directors prior to March 24, 1999 will designate two persons to fill such vacancies who cannot be employees of any of the Company and its Controlled Entities or employees, stockholders or affiliates of Parent or Purchaser, and such persons will be deemed to be Disinterested Directors.

     No Solicitations. The Merger Agreement provides that neither the Company nor any of its Controlled Entities will (whether directly or indirectly through advisors, agents or other intermediaries), nor will the Company or any of its Controlled Entities authorize or permit any of its or their officers, directors, agents, representatives, advisors or subsidiaries to, (a) solicit, initiate, encourage (including by way of furnishing information) or take any action knowingly to facilitate the submission of any inquiries, proposals or offers (whether or not in writing) from any person (other than Parent and its affiliates) relating to, other than the transactions contemplated by the Merger Agreement, (i) any acquisition or purchase of 5% or more of the consolidated assets of the Company and its Controlled Entities or of any class of equity securities of the Company or any of its Controlled Entities, (ii) any tender offer (including a self tender offer) or exchange offer that if consummated would result in any person beneficially owning any class of equity securities of the Company or any of its Controlled Entities, (iii) any merger, consolidation, business combination, sale of substantially all assets, recapitalization, liquidation, dissolution or similar transaction involving the Company or any of its Controlled Entities whose assets, individually or in the aggregate, constitute 5% or more of the consolidated assets of the Company, or (iv) any other transaction the consummation of which would or would reasonably be expected to impede, interfere with, prevent or materially delay the Merger or which would or would reasonably be expected to materially dilute the benefits to Parent or Purchaser of the transactions contemplated by the Merger Agreement (collectively, "Transaction Proposals"), or agree to or endorse any Transaction Proposal, or (b) enter into or participate in any discussions or negotiations regarding any of the foregoing, or furnish to any other person any information with respect to its business, properties or assets in connection with the foregoing, or otherwise cooperate in any way with, or knowingly assist or participate in, facilitate or encourage, any effort or attempt by any other person (other than any of Parent and its affiliates) to do or seek any of the foregoing; provided, however, that the foregoing shall not prohibit the Company, prior to the receipt of stockholder approval of the transactions contemplated hereby, (A) from complying with Rule 14e-2 and Rule 14d-9 under the Exchange Act with regard to a bona fide tender offer or exchange offer or (B) from participating in negotiations or discussions with or furnishing information to any person in connection with a Transaction Proposal not solicited after March 24, 1999 which is submitted in writing by such person to the Company Board after March 24, 1999; provided, however, that prior to participating in any such discussions or negotiations or furnishing any information, the Company receives from such person an executed confidentiality agreement on terms not less favorable to the Company than the Confidentiality Agreement; and provided, further, that the Company Board shall have concluded in good faith, after consultation with its outside financial advisors, that such Transaction Proposal is reasonably likely to constitute a Superior Proposal (as defined below) and, after consultation with its outside legal counsel, that participating in such negotiations or discussions or furnishing such information is required in order to comply with its fiduciary duties to the stockholders of the Company under applicable law; and provided, further, that the Company Board shall not (unless it is prohibited from doing so by the terms of the Transaction Proposal), take any of the foregoing actions prior to two business days after it provides Parent with prompt (but in no event later than 24 hours after the occurrence or commencement of such action) written notice thereof. If the Company Board receives a Transaction Proposal, then the Company shall, to the extent not prohibited in good faith by the terms of such Transaction Proposal, promptly inform Parent of the terms and conditions of such proposal and the identity of the person making it.

     The Merger Agreement required the Company to cease and cause its advisors, agents and other intermediaries to cease any and all activities, discussions or negotiations with any parties conducted prior to March 24, 1999 with respect to any of the foregoing and to use its reasonable best efforts to cause any such parties in possession of confidential information about the Company that was furnished by or on behalf of the Company to return or destroy all such information in the possession of any such party or in the possession of any agent or advisor of any such party. The Company has agreed not to release any third party from, or waive any provisions of, any confidentiality or standstill agreement to which the Company is a party. "Superior Proposal" is defined as any of the transactions described in clause (i), (ii) or (iii) of the definition of Transaction Proposal (with all of the percentages included in the definition of such term raised to 51% for purposes of the definition) with respect to which the Company Board shall have concluded in good faith, after consultation with its outside legal counsel and financial advisors, is reasonably likely to be completed, taking into account all legal, financial, regulatory and other aspects of the Transaction Proposal, including the status of the financing therefor, and the person making the proposal, and would, if consummated, result in a transaction more favorable to the Company's stockholders from a financial point of view than the transactions contemplated by the Merger Agreement, including the Merger.

     Employee Benefits Plans. The Merger Agreement provides that the Surviving Corporation must maintain benefit plans substantially comparable in the aggregate to the benefit plans in place on March 24, 1999 and disclosed to Parent for a period of at least one year following the Effective Time. For purposes of satisfying the terms and conditions of such plans, the Surviving Corporation must give full credit for eligibility and vesting (but not benefit accrual) for each participant's period of service with the Company prior to the Effective Time. To the extent the Surviving Corporation's benefit plans provide medical or dental welfare benefits after the Effective Time, the Surviving Corporation must cause all pre-existing condition exclusions and actively at work requirements to be waived to the extent such exclusions and work requirements have been satisfied under medical and dental plans in place on March 24, 1999 and the Surviving Corporation must provide that any expenses incurred on or before the Effective Time will be taken into account under the Surviving Corporation's benefit plans for purposes of satisfying the applicable deductible, coinsurance and maximum out-of-pocket provisions for such employees and their covered dependents.

     Indemnification of Directors and Officers. The Merger Agreement provides that for a period of six years after the Effective Time the Surviving Corporation must indemnify and hold harmless, and to honor its separate indemnification agreements with, each person who is an officer or director of the Company or its Controlled Entities on March 24, 1999 (an "Indemnified Person") from and against all damages, liabilities, judgments and claims (and related expenses including, but not limited to, attorney's fees and amounts paid in settlement) based upon or arising from his or her capacity as an officer or director of the Company or its Controlled Entities prior to the Effective Time, to the same extent he or she would have been indemnified under the Certificate of Incorporation or By-laws of the Company or the applicable Controlled Entity as such documents were in effect on March 24, 1999 and to the extent permitted under applicable law.

     The Merger Agreement also provides that for a period of six years after the Effective Time the Surviving Corporation must maintain in full force and effect
(i) the Company's directors' and officers' liability insurance policy in existence on February 19, 1999 or (ii) a substantially similar policy maintained by the Surviving Corporation providing for coverages of not less than $5,000,000 for acts and/or omissions alleged to have occurred prior to the Effective Time; provided that (x) the Surviving Corporation is not required to spend an aggregate amount for such coverage in excess of $380,000; and provided, further, that if the aggregate premiums of such insurance coverage exceed such amount, the Surviving Corporation is obligated to obtain a policy with the best coverage available, in the reasonable judgment of the board of directors of the Surviving Corporation, for an aggregate cost not exceeding such amount, and (y) such policies may in the sole discretion of the Surviving Corporation be one or more "tail" policies for all or any portion of the full six year period.

     Further Action; Reasonable Best Efforts. The Merger Agreement provides that, upon the terms and subject to the conditions thereof, each of the parties thereto shall use its reasonable best efforts to take, or cause to be taken, all action, and to do or cause to be done, and to assist and cooperate with the parties in doing, all things necessary, proper or advisable to consummate and make effective the transactions contemplated by the Merger Agreement and the Stockholder Documents (as defined in the Merger Agreement) in the most expeditious manner practicable. The Merger Agreement further provides that the Company must use its commercially reasonable best efforts to obtain all consents, approvals, agreements, extensions or other waivers of rights necessary to ensure that all Leases (as defined in the Merger Agreement) and other Material Contracts (as defined in the Merger Agreement) remain in full force and effect for the benefit of the Company after the Effective Time on substantially the same terms and conditions as in effect on the date of the Merger Agreement (without any material increase in amounts payable by the Company thereunder). The Company must file with the Internal Revenue Service a Form 3115 in form and substance satisfactory to Parent and duly executed and acknowledged requesting permission for the Company and each of the entities with which the Company files a consolidated Federal income tax return to change the method of accounting for taxable gross revenues to the non-accrual experience method as defined in Internal Revenue Code Section 448(d)(5).

     Representations and Warranties. The Merger Agreement contains various customary representations and warranties of the parties thereto. Representations and warranties of the Company include, without limitation, certain matters concerning the Company's capitalization, the Company's authority to execute, deliver and perform under, and the Company Board's approval of, the Offer, the Merger, the Merger Agreement, the Stockholder Documents and the transactions contemplated thereby, absence of any conflicts with charter documents and contracts, required filings and consents, compliance with law, Commission filings and financial statements, absence of certain changes or events, absence of litigation, employee benefit plans, tax matters, environmental matters, interim conduct of business, billing and coding, properties, 1998 financial statements, brokers and year 2000 issues. Some of the representations are qualified by a "Material Adverse Effect" clause. "Material Adverse Effect" means
(a) any change or effect that individually or in the aggregate would be materially adverse to the business, operations, assets, liabilities, financial condition or results of operations of such entity and its subsidiaries and controlled entities taken as a whole or (b) a material impairment on the ability of such entity or its subsidiaries and controlled entities taken as a whole to perform any of their material obligations under the Merger Agreement or to consummate the Merger.

     Representations and warranties of Parent and Purchaser include, without limitation, certain matters relating to their organization and qualification to do business, their authority to enter into the Merger Agreement and to consummate the transactions contemplated thereby, their filings with the Commission in connection with the Offer, consents and approvals required for the execution and delivery of the Merger

Agreement and the consummation of the transactions contemplated thereby, brokers and commitment letters. Some of the representations are qualified by a "Material Adverse Effect" clause.

     Conditions of the Merger. Under the Merger Agreement, the respective obligations of Parent and Purchaser, on the one hand, and the Company, on the other hand, to consummate the Merger are subject to the satisfaction at or prior to the Effective Time of the following conditions: (a) if required by the DGCL, the Merger Agreement shall have been adopted by the requisite vote of the stockholders of the Company; (b) no preliminary or permanent injunction or other order, decree, statute, rule or regulation by any federal or state court or federal, state, local or other governmental authority which prevents the consummation of the Merger shall have been issued and remain in effect; (c) any waiting period applicable to the consummation of the Merger under the HSR Act (as defined in the Merger Agreement) shall have terminated or expired; and (d) Purchaser shall have purchased Shares pursuant to the Offer. In addition, the obligations of Parent and Purchaser to effect the Merger are subject to the additional condition that funding under the Permanent Facilities (as defined in the NationsBank Commitment Letter) in the amounts and on the other terms and conditions set forth in the NationsBank Commitment Letter (as defined in the Merger Agreement) shall have been received.

     Termination. The Merger Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, before or after the adoption of the Merger Agreement by the stockholders of the Company:

          (a) By mutual written consent of Parent, Purchaser and the Company;

          (b) By Parent or the Company, if any court of competent jurisdiction or other governmental authority located or having jurisdiction within the United States shall have issued an order, injunction, decree, judgment or ruling or taken any other action restraining, enjoining or otherwise prohibiting the Offer or the Merger and such order, injunction, decree, judgment, ruling or other action is or shall have become final and nonappealable;

          (c) By Parent, if due to an occurrence or circumstance which resulted in a failure to satisfy any of the Offer Conditions (other than as a result of a material breach by Parent or Purchaser of any of its obligations under the Merger Agreement), Purchaser shall have (i) terminated the Offer or
     (ii) failed to pay for Shares pursuant to the Offer on or prior to May 31, 1999 (the "Outside Date");

          (d) By the Company, prior to the purchase of Shares pursuant to the Offer, if (i) pursuant to and in compliance with the Merger Agreement, the Company Board withdraws, modifies or amends in a manner adverse to Parent or Purchaser any of its recommendations described in the Merger Agreement (or publicly announces its intention to do so), or (ii) the Company or the Company Board approves a Superior Proposal; provided, however, that (A) the Company shall have complied with the Merger Agreement, (B) the Company Board shall have concluded in good faith, after consultation with its outside legal counsel and financial advisors, that such proposal is a Superior Proposal and (C) the Company Board shall have concluded in good faith, after consultation with its outside legal counsel, that approving and entering into an agreement in connection with, and consummating, such Superior Proposal is required in order to comply with its fiduciary duties to the stockholders of the Company under applicable law; provided, that the Merger Agreement may not be terminated pursuant thereto unless (x) concurrently with such termination, the Company pays to Parent the Termination Fee (as hereinafter defined) and (y) the Company shall have provided Parent with at least two business days advance notice of such termination.

          (e) By Purchaser, prior to the purchase of Shares pursuant to the Offer, if the Company or the Company Board shall have (i) withdrawn, modified or amended in any respect adverse to Parent or Purchaser any of its recommendations described in the Merger Agreement (or publicly announced its intention to do so), (ii) failed as promptly as reasonably practicable to mail this Schedule 14D-9 to the Company's stockholders or failed to include in such Schedule 14D-9 such recommendations, (iii) approved, recommended or entered into an agreement with respect to, or consummated, any Transaction Proposal from a person other than Parent or any of its affiliates, (iv) resolved to do any of the foregoing, or (v) in response to the commencement of any tender offer or exchange offer (other than the Offer) for outstanding Shares, not recommended rejection of such tender offer or exchange offer.

          (f) By the Company, prior to the purchase of Shares pursuant to the Offer, if (i) Parent or Purchaser breaches any of its representations, warranties, covenants or agreements contained in the Merger Agreement and such breach is reasonably likely to have a Material Adverse Effect on Parent and, with respect to any such breach that it is reasonably capable of being remedied, the breach is not remedied prior to the earlier of (x) 20 days after the Company has furnished Parent with written notice of such breach or (y) two business days prior to the date on which the Offer expires, or (ii) Purchaser shall have (A) terminated the Offer or (B) failed to pay for Shares pursuant to the Offer on or prior to the Outside Date (unless such failure is caused by or results from the breach by the Company of any of its representations, warranties, covenants or agreements contained in the Merger Agreement).

          (g) By Parent, if (i) the Company breaches any of its representations, warranties, covenants or agreements contained in the Merger Agreement and such breach is reasonably likely to have a Material Adverse Effect on the Company and, with respect to any such breach that is reasonably capable of being remedied, the breach is not remedied prior to the earlier of (x) 20 days after Parent has furnished the Company with written notice of such breach or (y) two business days prior to the date on which the Offer expires, or (ii) the Minimum Condition shall not have been satisfied by the expiration date of the Offer as it may have been extended pursuant to the Merger Agreement and on or prior to such date (A) any person (including the Company but not including any of Parent and its other affiliates) shall have made a public announcement, public disclosure or other formal communication to the Company or its stockholders with respect to a Transaction Proposal or (B) any person (including the Company or any of its Controlled Entities), other than Parent or any of its affiliates, shall have become (and remain at the time of termination) the beneficial owner of 19.9% or more of the Shares (provided that any person who on March 24, 1999 beneficially owns 19.9% or more of the Shares shall not have become the beneficial owner of an additional 3% of the Shares) (unless such person shall have tendered and not withdrawn such person's Shares pursuant to the Offer).

     Termination Fee and Expenses. (a) The Company shall (provided that neither Parent nor Purchaser is then in material breach of its obligations under the Merger Agreement) upon the termination of the Merger Agreement if such termination shall have occurred, in whole or in part, by reason of the failure of any of the Offer Conditions set forth in paragraphs (a), (b), (d), (e), (f) and (i) of the Offer Conditions or the Financing Condition (as defined in Purchaser's Offer to Purchase) (unless such financing is not received due to (i) the occurrence of a material disruption of or material adverse change in financial, banking or capital market conditions, (ii) a competing offering, placement or arrangement of debt securities or bank financing by or on behalf of the Company or any Controlled Entity thereof that was undertaken by, on behalf of (with Parent's or Purchaser's consent), or at the direction of Parent or its affiliates, or (iii) a material disruption or material adverse change in the market for new issues of high yield securities or the financial or capital markets in general), or paragraphs (d), (e) or (f) (ii) under "Termination" above if Parent could have terminated the Merger Agreement and such termination would have occurred, in whole or in part, for any of the reasons set forth earlier in this sentence with respect to a termination pursuant to paragraphs
(c) or (g) under "Termination" above, promptly, but in no event later than two business days following written notice thereof, together with reasonable supporting documentation, reimburse Parent and Purchaser, in an aggregate amount of up to $3,000,000, for all reasonable out-of-pocket expenses and fees (including fees payable to all banks, investment banking firms and other financial institutions, and their respective agents and counsel, and all fees of counsel, accountants, financial printers, advisors, experts and consultants to Parent and its affiliates), whether incurred prior to, concurrently with or after the execution of the Merger Agreement in connection with the Offer or the Merger or the consummation of any other transaction contemplated by the Merger Agreement or the Stockholder Documents, the financing thereof or consents related thereto (collectively, the "Expenses"). Such payment, together with any Termination Fee (as defined below) which may be paid, shall serve as full liquidated damages in respect of such breach, and Parent and Purchaser have waived all claims against the Company and its Controlled Entities in respect of breach or breaches occasioning the payment pursuant hereto. It is understood that if Purchaser is paid a Termination Fee (as defined below), to the extent not previously paid, no amounts shall be payable as Expenses.

     (b) If the Merger Agreement is terminated by the Company pursuant to paragraph (d) under "Termination" or by Purchaser pursuant to paragraph (e) under "Termination" above, the Company shall pay to Parent by wire transfer of immediately available funds to an account designated by Parent on the next business day following such termination (or, in the case of a termination pursuant to paragraph (d) under "Termination" above, prior to the effectiveness of such termination) an amount equal to $6,400,000 (the "Termination Fee") less any amount previously paid to Parent in respect of Expenses.

     (c) If all of the following events have occurred:

          (i) a Transaction Proposal is commenced, publicly disclosed, publicly proposed or otherwise formally communicated to the Company or its stockholders at any time on or after March 24, 1999 but prior to any termination of the Merger Agreement and either (A) Parent terminates the Merger Agreement pursuant to paragraph (c) under "Termination" above (unless such termination shall have occurred, in whole or in part, due to the failure of the condition set forth in paragraph (c) of the Offer Conditions or of the Financing Condition due to, in the case of the failure of the Financing Condition, (i) the occurrence of a material disruption of or material adverse change in financial, banking or capital market conditions, (ii) a competing offering, placement or arrangement of debt securities or bank financing by or on behalf of the Company or any Controlled Entity thereof that was undertaken by or on behalf of (with Parent's or Purchaser's consent), or at the direction of Parent or any of its affiliates, or (iii) a material disruption or material adverse change in the market for new issues of high yield securities or the financial or capital markets in general) or (B) the Company terminates the Merger Agreement pursuant to paragraph (f)(ii) under "Termination" above or (C) Parent terminates the Merger Agreement pursuant to paragraph (g) under "Termination" above; and

          (ii) thereafter, within 12 months of the date of such termination, the Company enters into a definitive agreement with respect to, or consummates, the Transaction Proposal referred to in clause (i) above or a Superior Proposal (whether or not such Superior Proposal was commenced, publicly disclosed, publicly proposed or otherwise communicated to the Company or its stockholders prior to such termination);

     then, the Company shall pay to Parent, concurrently with the earlier of the execution of such definitive agreement or the consummation of such Transaction Proposal, an amount equal to the Termination Fee (less any amount previously paid to Parent in respect of Expenses).

     (d) Purchaser shall (provided that the Company is not then in material breach of any of its representations, warranties or obligations under the Merger Agreement), following the termination of the Merger Agreement in accordance with paragraph (f) under "Termination" above (if such termination shall have occurred by reason of a material breach by Parent or Purchaser of any of its material obligations under the Merger Agreement), promptly, but in no event later than two business days following written notice thereof, together with reasonable supporting documentation, reimburse the Company, in an aggregate amount of up to $1,000,000, for all reasonable out-of-pocket expenses and fees (including those payable to investment banking firms and other financial institutions, and their respective agents and counsel and all fees of counsel, accountants, financial printers, advisors, experts and consultants to the Company and its affiliates), whether incurred prior to, concurrently with or after the execution of the Merger Agreement, in connection with the Offer or the Merger or the consummation of any other transaction contemplated thereby or by the Stockholder Documents, the financing thereof or consents related thereto. Such payment shall serve as full liquidated damages in respect of such breach and the Company has waived, on behalf of itself and its Controlled Entities, all claims against Parent and its affiliates in respect of the breach or breaches occasioning the payment pursuant to such provisions.

     (e) Except as otherwise specifically provided in the Merger Agreement, each party thereto shall bear its own expenses in connection with the Merger Agreement and the transactions contemplated thereby; provided that all expenses of Parent and Purchaser shall be paid by the Surviving Corporation at or following the Effective Time.

     GUARANTY. Concurrently with the execution and delivery of the Merger Agreement, the Company entered into a Guaranty Agreement with Vestar Capital Partners III, L.P., a Delaware limited partnership ("Vestar") which currently is the sole member of Holdings, pursuant to which Vestar irrevocably guaranteed the payment of Parent's obligations to the Company described in paragraph (d) under "Termination Fee and Expenses." The foregoing summary of the Guaranty Agreement is qualified in its entirety by reference to the Guaranty Agreement, a copy of which is filed as an Exhibit (c)(14) hereto and is incorporated herein by reference.

     MANAGEMENT AGREEMENT. Concurrently with the execution and delivery of the Merger Agreement, the Company, Vestar Capital Partners, a New York general partnership affiliated with Vestar ("Vestar Capital"), and Parent entered into a Management Agreement (the "Management Agreement"). The following is a summary of the Management Agreement, which summary is qualified in its entirety by reference to the Management Agreement, a copy of which is filed as an Exhibit
(c)(9) hereto and is incorporated herein by reference.

     Pursuant to the Management Agreement, Vestar Capital has agreed commencing upon the Effective Time to render to each of Parent and the Company (and their subsidiaries) certain advisory and consulting services. In consideration of those services, Parent and the Company jointly and severally agreed to pay to Vestar Capital an aggregate per annum management fee equal to the greater of (i) $300,000 and (ii) an amount per annum equal to 1.5% of the consolidated earnings before depreciation, interest, taxes and amortization of Parent and its subsidiaries for such fiscal year, determined in accordance with generally accepted accounting principles, commencing at the Effective Time. Parent and the Company also jointly and severally agreed to pay Vestar Capital at the Effective Time a transaction fee equal to $1.6 million plus all out-of-pocket expenses incurred by Vestar Capital prior to the Effective Time for services rendered by Vestar Capital in connection with the consummation of the Offer and the Merger. Parent and the Company also jointly and severally agreed to indemnify Vestar Capital and its affiliates from and against all losses, claims, damages and liabilities arising out of the performance by Vestar Capital of its services pursuant to the Management Agreement. The Management Agreement shall terminate upon the earlier to occur of (i) the termination of the Merger Agreement or (ii) such time after the Effective Time as Vestar Capital and its partners and their respective affiliates thereof hold, in the aggregate, less than 20% of the voting power of the Company's outstanding voting stock.

ITEM 4. THE SOLICITATION OR RECOMMENDATION

  (A) RECOMMENDATION OF THE COMPANY BOARD.

     At a meeting held on March 24, 1999, the Company Board unanimously (with the interested directors abstaining) (i) determined that the Offer and the Merger, taken together, are fair to and in the best interests of the Company's stockholders, (ii) approved the Offer, the Merger, the Merger Agreement and the transactions contemplated thereby and (iii) decided to recommend to the Company's stockholders that they accept the Offer and tender their Shares pursuant to the Offer and adopt the Merger Agreement, and the Company Board (with the interested directors abstaining) recommends that all stockholders of the Company accept the Offer and tender all their Shares pursuant to the Offer.

     A letter to the Company's stockholders communicating the recommendation of the Company Board and a copy of the press release issued jointly by the Company and Parent on March 25, 1999 announcing the Merger and the Offer are filed as Exhibits (a)(7) and (a)(3) hereto, respectively, and are incorporated herein by reference in their entirety.

  (B)BACKGROUND; REASONS FOR THE COMPANY BOARD'S RECOMMENDATION.

     On August 5, 1998, the Company Board met to discuss various strategic alternatives for the Company. At that time, because of the depressed market for healthcare securities generally, and the current trading price of the Common Stock in particular, the Company Board concluded that the Company would no longer be able to pursue its acquisition growth strategy through the issuance of Common Stock. The Company believed that to continue such a strategy would have an undesired dilutive effect for the Company's stockholders. Consequently, the Company Board instructed the Company's management to consider various means of securing additional capital. On October 29, 1998 the Company publicly announced that it had engaged Salomon Smith Barney Inc. ("Salomon Smith Barney")_ and Bowles Hollowell Conner, a division of First Union Capital Markets Corp. ("Bowles Hollowell Conner"), as its financial advisors (collectively, the "Financial Advisors") to evaluate the strategic alternatives available to the Company, including, among other things, a possible recapitalization, a secondary offering of securities to the public, a private placement of debt or equity securities, a stock repurchase and a sale of the Company. After exploring various alternatives, the Financial Advisors determined that they would solicit indications of interest in a possible sale transaction from a select group of potential purchasers who the Financial Advisors believed might be interested in acquiring the Company.

     On December 1, 1998, executives of the Company met James L. Elrod, Jr. of Vestar, for the first time at a health care conference. Throughout the day, Mr. Elrod and the executives discussed their respective businesses and the executives indicated the Company's willingness to enter into a transaction that would enable the Company to continue its growth strategy. Vestar and the Company's management thereafter considered a possible merger, recapitalization or similar transaction. As the discussions between Vestar and the Company continued, the Company and Vestar executed a confidentiality agreement dated as of December 1, 1998 (the "Confidentiality Agreement" filed as Exhibit (c)(15) hereto and incorporated herein by reference) pursuant to which the Company agreed to provide Vestar with non-public information and Vestar agreed to treat such information as confidential. Thereafter, in December, 1998, the Company directed the Financial Advisors to provide Vestar with a copy of the Confidential Information Memorandum which the Financial Advisors had prepared on behalf of the Company.

     Throughout December 1998, Vestar and the Company were in frequent contact discussing the Company's business and the possible structure of a transaction. On December 15, 1998, Mr. Elrod visited the Company's headquarters in Hollywood, Florida and met with Dr. Mitchell Eisenberg, the Chairman, President and Chief Executive Officer of the Company, to discuss a possible transaction.

     On January 7, 1999, Vestar submitted a preliminary, non-binding indication of interest to Salomon Smith Barney that stated that Vestar would consider a possible acquisition of the Company for a price of $11.00 to $13.00 per Share. The Financial Advisors evaluated the price range which Vestar was considering relative to the Company's then current trading price and determined that the Company should continue negotiations with Vestar. Additionally, the Financial Advisors considered Vestar's standing in the investment community, its track record with respect to the companies in which it had made equity investments and the capabilities of its partners and employees.

     On January 18, 1999, Dr. Eisenberg and Dr. Lewis D. Gold, Executive Vice President of the Company, met with James Elrod, Arthur J. Nagle and Daniel S. O'Connell of Vestar to further discuss the Company's business. On January 27, 1999, the executive officers of the Company made a formal presentation to Vestar's representatives. Vestar continued its business due diligence investigation of the Company.

     On February 12, 1999, Salomon Smith Barney requested by letter that Vestar formally submit an offer to acquire the Company. On February 19, 1999, Vestar submitted an offer to purchase for cash not less than 70% of the Company's outstanding Shares in a recapitalization transaction structured as a one-step merger at a price of $11.50 per Share, provided a sufficient number of Shares were retained by the Company's existing stockholders to ensure that the transaction would qualify for recapitalization accounting treatment. The offer was subject to, among other things, Vestar's satisfactory completion of its due diligence investigation of the Company. Along with the letter, Vestar provided the Company with the written comments of Vestar's outside legal counsel to the form of merger agreement previously provided to Vestar and other bidders.

     On February 19, 1999, the Company Board held a meeting to review various proposals that had been obtained by the Financial Advisors. At this meeting, the Company Board, after consultation with management, determined that, due to the likelihood that management would continue with the Company following an acquisition transaction, management might be presented with a potential conflict of interest. Accordingly, it was agreed that Drs. Eisenberg and Gold, the only members of management serving on the Company Board, would abstain from voting on any proposal for the acquisition of the Company that was considered by the Company Board. The Company's outside directors determined that Drs. Eisenberg's and Gold's abstinence from voting on potential transactions would facilitate the Company Board's independent judgment but requested that the management directors participate in certain future discussions and be available to advise the Company Board as it considered the various proposals. Because the three outside directors would be the only directors voting on an acquisition proposal, the Company Board determined that an independent committee of the Company Board was unnecessary.

     At its February 19, 1999 meeting, the Company Board determined that the proposed recapitalization transaction from Vestar was the most attractive proposal that it had received. Following discussions as to whether to pursue negotiations with other potential acquirors, the Company Board determined that pursuing an acquisition transaction exclusively with Vestar would be most likely to benefit its stockholders' interests and achieve the Company's objectives.

     On February 26, 1999, at the request of Vestar, the Company entered into an exclusivity agreement with Vestar. Vestar had stated to the Company's representatives that such an agreement was necessary in order to justify Vestar's continued investment of time and financial resources in connection with the transaction. The exclusivity agreement was subsequently extended on March 9, 1999 and during this period Vestar's legal, accounting, tax, insurance and other advisers commenced their due diligence review of the Company and its operations. The exclusivity agreement expired on March 15, 1999.

     On February 27 and February 28, 1999, representatives of management, the Financial Advisors and outside counsel to the Company commenced negotiations with respect to a definitive acquisition agreement and related documentation with representatives of Vestar and its outside legal counsel. In addition, representatives of Vestar and its legal counsel began discussions with certain members of management regarding employment with, and equity investments in, Parent and the Company.

     As discussions and negotiations with respect to the proposed transaction continued, the Company Board met on March 2, 1999 to assess, among other items, the status of negotiations and the likelihood of the completion of the transaction on terms favorable to the Company's stockholders. The Company Board reviewed in detail the proposed terms of the transaction and Vestar's requirement that senior management invest in and remain employed by the Company following the consummation of the transaction. After discussions with respect to potential conflicts of interest, it was determined that the senior managers who would participate in the transaction should obtain counsel separate from the Company's outside legal counsel. In light of Vestar's insistence that its obligation to consummate the transaction be conditioned upon satisfactory employment agreements and equity investment agreements with management being agreed upon, the Company Board also directed management to negotiate fully the scope and terms of all such arrangements prior to such time as the Company Board was asked to consider a definitive transaction.

     During this time, Vestar continued to review the transaction and conduct its due diligence review of the Company. Based on the results of Vestar's due diligence review, Mr. Elrod telephoned Dr. Eisenberg on March 14, 1999 to tell him that the results of Vestar's due diligence review did not support consummating a transaction at a price of $11.50 per Share but that Vestar was willing to consider a transaction at a price of approximately $9.00 per Share. Robert L. Rosner of Vestar subsequently had discussions with the Financial Advisors outlining the results of Vestar's due diligence review and Vestar's rationale for proposing to reduce the per Share price that would be offered to the Company's stockholders. After various discussions among Vestar, the Company's management, the Financial Advisors and others, Vestar agreed to submit in writing its revised proposal to consummate a merger transaction, at its current price per Share of $9.25 and as it is currently structured, and the Company's representatives agreed to present that proposal to the Company Board for its consideration.

     The Company Board met on March 16, 1999 to review with the Company's management and financial and legal advisors the terms and conditions of the revised proposal. The Company Board queried the Company's management and the Financial Advisors as to the likelihood that another suitor would pursue a transaction with the Company on more favorable terms. The Financial Advisors indicated that no other potential acquiror had expressed interest in the Company to the extent that Vestar had and that, in their opinion, beginning the sale process again or pursuing additional leads was unlikely to result in a proposal that would be more advantageous to the Company's stockholders than Vestar's revised proposal. In light of the timing of Vestar's proposed transaction, Vestar's willingness to purchase all outstanding Shares and Vestar's willingness to structure the transaction as a tender offer followed by a merger (which the Company Board believed would be more expeditious than the structure originally proposed), the Company Board instructed management to continue negotiations with Vestar.

     Negotiations regarding the terms of the Merger Agreement and the other agreements contemplated thereby continued through March 24, 1999. That night the Company Board held a meeting at which management indicated that the parties had reached definitive agreements with respect to the transaction. The Company's outside legal counsel, outside counsel for the Executives, and the Financial Advisors each gave presentations to the Company Board. The Company Board also received fairness opinions from each of the Company's Financial Advisors, which were delivered orally and subsequently confirmed in writing. See "Item 8(b) Additional Information to be Furnished -- Opinions of the Financial Advisors."

     Following discussions, the Company Board unanimously (excluding directors who would be considered "interested directors" under Section 144 of the DGCL, who abstained) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair to, and in the best interests of, the Company and its stockholders, approved the Merger Agreement and the Offer and the Merger and the other transactions contemplated thereby, declared the Merger to be advisable, directed that the Merger be submitted for consideration at a special meeting of the stockholders of the Company, resolved to recommend that the stockholders of the Company accept the Offer, tender their Shares to Purchaser thereunder and adopt the Merger Agreement, and approved the Merger Agreement and the Stockholder Documents and the transactions contemplated thereby for purposes of Section 203 of the DGCL.

     The Merger Agreement and the Stockholder Documents were executed and delivered by the parties thereto following the meeting. A joint press release was issued by the Company and Vestar the next morning announcing the transaction, a copy of which is filed as Exhibit (a)(3) hereto and incorporated herein by reference.

  Factors considered by the Company Board.

     In reaching its recommendations described above in paragraph (a) of this
Item 4, the Company Board considered a number of factors, including the following:

          1. The fact that Vestar's proposal represented the best offer received by the Company Board after the Financial Advisors had contacted a select group of potential purchasers who had been given an opportunity to receive confidential information about the Company and either declined to submit a proposal or submitted a proposal that the Company Board considered to be less attractive to the Company's stockholders than the Vestar proposal.

          2. The fact that the cash consideration that the Company's stockholders would receive for each Share under the Vestar proposal was at a premium to the Company's then current market price.

          3. The fact that the Company Board had explored the possibility of pursuing various other possible transactions that would secure the necessary capital to finance future acquisitions in fulfillment of the Company's growth strategy and that no alternative transaction was as favorable to the Company's stockholders as the Vestar proposal.

          4. The Company's business, prospects, financial condition, current business strategy and competitive position in the healthcare industry.

          5. The presentations and fairness opinions (including financial analyses) of its Financial Advisors described below in Item 8.

          6. The terms and conditions of the Merger Agreement, including the fact that the Offer is subject to various conditions, including the Financial Condition, and that the Merger Agreement contemplates the payment or reimbursement to Parent and Purchaser of certain fees and expenses (including financing commitment fees and related expenses) and a Termination Fee under certain circumstances . In analyzing the conditions to this Offer, the Board of Directors considered, among other things, the risks of failing to consummate the Offer and the Merger. In assessing the expense payment and Termination Fee provision, the Company Board recognized that its effect would be to increase by the amount of such fees and expenses the cost of acquiring the Company by a third party other than Purchaser.

          7. The nature of the financing commitments received by Parent and Purchaser with respect to the Offer and the Merger, including the identity of the institutions providing such commitments and their proven experience in consummating transactions such as the Offer and the Merger and the conditions to the obligations of such institutions to fund such commitments, as well as the fact that consummation of the Offer and the Merger will not be dependent on the ability of Parent and the Purchaser to raise funds through the high yield debt or other securities market.

          8. The likelihood of soliciting a firm offer from a third party to acquire the Company at a price in excess of that to be paid in the Offer and the Merger, the timing of the receipt of any such offer, and the possible consequences of unsuccessfully seeking to solicit such an offer.

     In view of the wide variety of factors considered in connection with its evaluation of the Offer and the Merger, the Company Board did not find it practicable to, and did not, qualify or otherwise assign relative weights to the individual factors considered in reaching its determinations. Because only the disinterested directors of the Company voted on the Vestar proposal and because of the engagement of the Financial Advisors and outside legal counsel by the Company Board, the Company Board did not consider it necessary to retain an unaffiliated representative to act solely on behalf of the unaffiliated stockholders of the Company for the purpose of negotiating the terms of the Merger Agreement. As discussed above, the Merger Agreement does not require the transactions contemplated thereby to be approved by a majority of the unaffiliated stockholders of the Company.

ITEM 5.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED

     RETENTION OF BOWLES HOLLOWELL CONNER. Pursuant to an engagement letter dated November 5, 1998 (the "Bowles Hollowell Conner Engagement Letter"), the Company engaged Bowles Hollowell Conner to render financial advisory and investment banking services to the Company and to render an opinion as to whether or not the consideration to be paid in a proposed transaction with a prospective purchaser is fair, from a financial point of view, to the Company. Pursuant to the Bowles Hollowell Conner Engagement Letter, the Company agreed to pay Bowles Hollowell Conner (i) an opinion fee of $60,000 upon the delivery of its opinion described above and (ii) a transaction fee payable upon consummation of the Offer and the Merger (or another transaction) equal to 40% of (x) 1.0% of up to $100 million of the total proceeds payable to holders of Shares and Company Options pursuant to the Offer and the Merger and (y) 1.5% of any such proceeds in excess of $100 million. The opinion fee will be credited against the transaction fee payable to Bowles Hollowell Conner if the Merger is effected. The Company will be obligated to pay the transaction fee only if the Offer and the Merger (or another transaction) are consummated. Accordingly, the payment of a substantial majority of Bowles Hollowell Conner's total fee is subject to the consummation of the Offer and the Merger. The Bowles Hollowell Conner Engagement Letter also calls for the Company to reimburse Bowles Hollowell Conner for its reasonable out-of-pocket expenses and for the Company to indemnify Bowles Hollowell Conner, its affiliates, and their respective directors, agents, employees and controlling persons against certain liabilities, including liabilities under the federal securities laws, relating to or arising out of Bowles Hollowell Conner's engagement. Bowles Hollowell Conner and its affiliates may maintain business relationships with the Company, Holdings, Parent, other bidders for the Company and their respective affiliates.

     In the ordinary course of business, Bowles Hollowell Conner or its affiliates may actively trade the debt and equity securities of the Company, Holdings, Parent, other bidders for the Company or their respective affiliates for its or any such affiliate's own account or for the account of customers and, accordingly, may hold a long or short position in such securities. In addition, Bowles Hollowell Conner and its affiliates in the past may have provided investment and commercial banking products and services for the Company, Holdings,

Parent, other bidders for the Company, their respective affiliates and other related persons. Bowles Hollowell Conner is not affiliated with the Company, Holdings or Parent.

     RETENTION OF SALOMON SMITH BARNEY. In the past Salomon Smith Barney has rendered certain investment banking services to the Company for which it has been paid fees. Pursuant to an engagement letter dated October 9, 1998, the Company agreed to pay Salomon Smith Barney (i) an opinion fee of $90,000 upon the delivery of its opinion and (ii) a transaction fee payable upon consummation of the merger equal to 60% of (x) 1.0% of up to $100 million of the total proceeds payable to shareholders and option holders of Sheridan in the tender offer and merger and (y) 1.5% of such proceeds in excess of $100 million. Any opinion fee paid will be credited against the transaction fee. Additionally, the Company has agreed to reimburse Salomon Smith Barney for reasonable out-of pocket expenses, including, without limitation, fees and expenses of Salomon Smith Barney's legal counsel and agreed to indemnify Salomon Smith Barney and certain related persons against certain liabilities, including liabilities under the federal securities laws, related to or arising out of its engagement. In the ordinary course of business, Salomon Smith Barney or its affiliates may actively trade the securities of the Company for its own account and for the accounts' of its customers and, accordingly, at any time may hold a long or short position in such securities. Salomon Smith Barney and its affiliates (including Citigroup Inc. and its affiliates) may have other business and financial relationships with the Company and Holdings and its affiliates.

ITEM 6.  RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES

     (a) From February 3, 1999 through the date hereof, the Company has purchased 1,123,832 shares of its Common Stock which have been retired. The shares were issued as consideration to former stockholders of certain acquired practices and were purchased at prices ranging from $11.50 to $13.89 per share. The average price per share paid for these shares was $11.99. During the past sixty (60) days, no other transactions in the Shares have been affected by the Company or, to the best of the Company's knowledge, by any executive officer, director, affiliate or subsidiary of the Company.

     (b) To the best of the Company's knowledge, all of the Executives and all of the Company's other executive officers, directors, subsidiaries and affiliates who own Shares, to the extent permitted by the applicable securities laws, rules and regulations currently intend to tender all of their Shares pursuant to the Offer.

ITEM 7.  CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY

     (a) Except as set forth in this Schedule 14D-9 and Annex A hereto, no other negotiation is being undertaken or is underway by the Company in response to the Offer which relates to or would result in (i) an extraordinary transaction, such as a merger or reorganization, involving the Company or any subsidiary thereof,
(ii) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary thereof, (iii) a tender offer for or other acquisition of securities by or of the Company; or (iv) any material change in the present capitalization or dividend policy of the Company.

     (b) Except as set forth in this Schedule 14D-9 and Annex A hereto, there is no other transaction, board resolution, agreement in principle or signed contract in response to the Offer that relates to, or would result in, one or more of the events referred to in Item 7(a) above.

ITEM 8.  ADDITIONAL INFORMATION TO BE FURNISHED

     (a) PENDING LITIGATION. On March 29, 1999, March 31, 1999, and March 31, 1999 purported class action lawsuits entitled Henner v. Sheridan Healthcare, Inc., et al, Betz v. Sheridan Healthcare, Inc., et al, and Schoenfield v. Sheridan Healthcare, Inc., et al, respectively, were filed in Delaware Chancery Court by holders of Shares. The complaints name as defendants the Company, the directors of the Company and Vestar Capital Partners, Inc. Among other things, the plaintiffs allege that:

     (1) the purchase price is inadequate relative to the market price of the Shares prior to the announcement of the transactions contemplated by the Merger Agreement;

     (2) the transactions contemplated by the Merger Agreement are timed to take advantage of the temporarily depressed price of the Shares to the disadvantage of the public stockholders;

     (3) the terms of the transactions contemplated by the Merger Agreement are the product of a conflict of interest on the part of Dr. Eisenberg and Dr. Gold and are not fair to the public holders of Shares; and

     (4) the defendants violated their fiduciary duties owed to the public stockholders of the Company by agreeing to the terms of the transactions contemplated by the Merger Agreement and the timing of such transactions.

     The lawsuits seek unspecified damages and costs and to enjoin or rescind the transactions contemplated by the Merger Agreement, among other things. The Company, Purchaser, Parent, Holdings and Vestar Capital Partners, Inc. believe that these lawsuits are wholly without merit.

(b) OPINIONS OF THE FINANCIAL ADVISORS

     Opinion of Bowles Hollowell Conner. Pursuant to the Bowles Hollowell Conner Engagement Letter, the Company retained Bowles Hollowell Conner to act as its financial advisor in considering the Company's strategic and financial alternatives for maximizing stockholder value, including the possible sale of all or a portion of the Company. The Company had previously retained Salomon Smith Barney to also act as its financial advisor. See "Item 4. The Solicitation or Recommendation." Bowles Hollowell Conner is a nationally recognized firm and, as part of its investment banking activities, is regularly engaged in the valuation of businesses and their securities in connection with merger transactions and other types of acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. The Company selected Bowles Hollowell Conner as its financial advisor on the basis of Bowles Hollowell Conner's experience and expertise in transactions similar to the Offer and the Merger and its reputation in the healthcare industry.

     In connection with the consideration by the Company Board of the merits of the Offer and the Merger, Bowles Hollowell Conner was asked under the terms of the Bowles Hollowell Conner Engagement Letter to perform various financial analyses and deliver to the Company Board its opinion based on such analyses.

     THE OPINION OF BOWLES HOLLOWELL CONNER WAS DIRECTED TO THE COMPANY BOARD FOR ITS CONSIDERATION IN CONNECTION WITH THE PROPOSED OFFER AND MERGER, AND IS DIRECTED ONLY TO THE FAIRNESS OF THE CONSIDERATION TO BE RECEIVED BY THE HOLDERS OF SHARES FROM A FINANCIAL POINT OF VIEW AND IT DOES NOT ADDRESS ANY OTHER ASPECT OF THE MERGER AGREEMENT NOR DOES IT CONSTITUTE A RECOMMENDATION TO ANY HOLDER OF SHARES AS TO WHETHER THE OFFER OR THE MERGER IS IN SUCH HOLDER'S BEST INTERESTS OR AS TO WHETHER HOLDERS OF SHARES SHOULD TENDER THEIR SHARES OR VOTE FOR OR AGAINST THE MERGER. THE FULL TEXT OF SUCH WRITTEN OPINION OF BOWLES HOLLOWELL CONNER DATED MARCH 24, 1999, IS FILED AS EXHIBIT (a)(6) HERETO AND INCORPORATED HEREIN BY REFERENCE AND SETS FORTH CERTAIN IMPORTANT QUALIFICATIONS, ASSUMPTIONS MADE, MATTERS CONSIDERED, AREAS OF RELIANCE ON OTHERS, AND LIMITATIONS ON THE REVIEW UNDERTAKEN IN CONNECTION WITH SUCH OPINION. THE SUMMARY DESCRIPTION OF SUCH OPINION SET FORTH BELOW IS QUALIFIED IN ITS ENTIRETY BY THE FULL TEXT OF THE OPINION FILED AS EXHIBIT (a)(6) HERETO AND INCORPORATED HEREIN BY REFERENCE AND SHOULD BE READ CAREFULLY AND IN ITS ENTIRETY IN CONNECTION WITH THE OFFER DOCUMENTS.

     In arriving at its opinion, Bowles Hollowell Conner, among other things,
(i) reviewed certain publicly available business and financial information relating to the Company; (ii) reviewed certain other information, including financial forecasts, provided to Bowles Hollowell Conner by the Company, and met with the Company's management to discuss the business and prospects of the Company; (iii) considered certain financial data of the Company and compared that data with similar data for publicly held companies in businesses similar to those of the Company; (iv) considered the financial terms of certain other business combinations and other transactions which had recently been effected; (v) reviewed the financial terms and conditions of the Merger Agreement; and (vi) considered such other information, financial studies, analyses and investigations and financial, economic and market criteria which Bowles Hollowell Conner deemed relevant.

     Based upon and subject to its review of the foregoing, its work described below, its experience as investment bankers and other factors it deemed relevant, but subject to the limitations set forth below and in reliance upon the assumptions set forth below, Bowles Hollowell Conner provided the Company Board with its opinion as investment bankers that as of the date of its opinion (which was the date that Bowles Hollowell Conner presented its financial analyses to the Company Board), the aggregate consideration to be received by the holders of Shares (other than the Executives, as to whom Bowles Hollowell Conner expressed no opinion) pursuant to the Offer and the Merger was fair to such holders from a financial point of view.

     In connection with its opinion, Bowles Hollowell Conner made a presentation to the Company Board on March 24, 1999 (the "Bowles Hollowell Conner Presentation") as to the fairness of the Offer and the Merger based on the foregoing analyses. A copy of the Bowles Hollowell Conner Presentation is filed as Exhibit (a)(8) hereto and incorporated herein by reference. The Bowles Hollowell Conner Presentation is available for inspection and copying at the principal executive offices of the Company during its regular business hours to any stockholder or his representative who has been so designated in writing.

     No limitations were imposed by the Company on Bowles Hollowell Conner with respect to the investigations made or procedures followed in rendering its opinion.

     In connection with its review, Bowles Hollowell Conner did not assume any obligation for independent verification of financial and other information reviewed by it and relied on such information being accurate and complete in all material respects. With respect to the financial forecasts for the Company provided to Bowles Hollowell Conner by the Company's management, Bowles Hollowell Conner assumed that the forecasts had been reasonably prepared on bases reflecting the best available estimates and judgments of the Company's management as to the future financial performance of the Company and that such projections provided a reasonable basis upon which Bowles Hollowell Conner could form its opinion. Bowles Hollowell Conner also assumed that there had been no material changes in the Company's assets, financial condition, results of operations, business or prospects since the dates of the last financial statements made available to Bowles Hollowell Conner. Bowles Hollowell Conner relied on advice of the counsel and the independent accountants to the Company as to all legal and financial reporting matters with respect to the Company, Purchaser's Offer to Purchase, the Offer, the Merger and the Merger Agreement. Bowles Hollowell Conner assumes that the Offer and the Merger will be consummated in a manner that complies in all respects with the applicable provisions of the Securities Act of 1933, as amended (the "Securities Act"), the Exchange Act and all other applicable federal and state statutes, rules and regulations. In addition, Bowles Hollowell Conner did not assume responsibility for making an independent evaluation, appraisal or physical inspection of any of the assets or liabilities (contingent or otherwise) of the Company, nor was Bowles Hollowell Conner furnished with any such appraisals. Finally, Bowles Hollowell Conner's opinion was based on economic, monetary, market and other conditions as in effect on, and the information made available to Bowles Hollowell Conner as of, the date of the opinion (March 24, 1999). Accordingly, although subsequent developments may affect its opinion, Bowles Hollowell Conner did not assume and does not have any obligation to update, revise or reaffirm its opinion.

     Bowles Hollowell Conner also assumed that the Offer and the Merger will be consummated in accordance with the terms described in the Merger Agreement, without any further amendments thereto, and without waiver by the Company of any of the conditions to its obligations thereunder. The terms of the Merger Agreement and the conditions to the Company's obligations thereunder should be reviewed and understood by holders of Shares in connection with their consideration of the Offer and the Merger.

     Set forth below is a brief summary of selected analyses presented by Bowles Hollowell Conner in the Bowles Hollowell Conner Presentation in connection with its March 24, 1999 opinion described above.

  Historical Stock Price Analysis

     Bowles Hollowell Conner reviewed the trading performance of the Common Stock for the period from November 1, 1995 to March 23, 1999, relative to the performance of the Standard & Poor's 500 Index, the Russell 2000 Index, a Multi-Specialty PPM Index and a Single Specialty PPM Index. The Multi-Specialty and Single Specialty PPM Indexes were comprised of publicly traded multi-specialty and single specialty physician practice management companies that Bowles Hollowell Conner deemed to be similar to the Company. While the Company provides both specialist physician and practice management services in the areas of women's and children's health, Bowles Hollowell Conner regards the Company as more comparable to multi-specialty physician practice management organizations due to the number of specialist physician services it provides within women's and children's health. The multi-specialty comparable companies were MedPartners, Inc., Phycor, Inc., PhyMatrix Corp. and Promedco Management Co. (collectively, the "Multi-Specialty Comparable Companies"). The single specialty comparable companies were American Oncology Resources, Inc., American Physician Partners, Inc., AmeriPath, Inc., Pediatrix Medical Group, Inc. and Physician Reliance Network, Inc. (collectively, the "Single Specialty Comparable Companies"). Bowles Hollowell Conner noted that during this period the price of the Company's Common Stock declined 35%, while the Standard & Poor's 500 Index increased 116%, the Russell 2000 Index increased 29%, the Multi-Specialty Comparable Companies declined 86% and the Single Specialty Comparable Companies declined 52%. Additionally, Bowles Hollowell Conner noted that a significant amount of the price declines in the Multi-Specialty and Single Specialty PPM Indexes has occurred since January 1, 1998. Bowles Hollowell Conner noted that during this period the price of the Common Stock declined 46%, while the Standard & Poor's 500 Index increased 30%, the Russell 2000 Index declined 12%, the Multi-Specialty Comparable Companies declined 83% and the Single Specialty Comparable Companies declined 48%.

Comparable Company Analysis

     Using publicly available information and information provided by the Company, Bowles Hollowell Conner compared the historical financial and operating performance of the Company with the corresponding performance of the Multi-Specialty Comparable Companies and the Single Specialty Comparable Companies. In comparing the Company's financial performance to that of the Comparable Companies, Bowles Hollowell Conner made the following observations, among others: (i) the Company had a latest twelve months' ("LTM") earnings
(loss) before interest, taxes, depreciation and amortization ("EBITDA") margin of 16.9%, compared to median LTM EBITDA margins of 10.4% and 30.1%, respectively, for the Multi-Specialty and Single Specialty Comparable Companies;
(ii) the Company had a LTM earnings (loss) before interest and taxes ("EBIT") margin of 13.1%, compared to median LTM EBIT margins of 9.7% and 22.7%, respectively, for the Multi-Specialty and Single Specialty Comparable Companies; and (iii) the Company had a LTM net income margin of 5.6%, compared to median LTM net income margins of 5.0% and 10.3%, respectively, for the Multi-Specialty and Single Specialty Comparable Companies.

     In order to arrive at an implied valuation for the Company, Bowles Hollowell Conner calculated the adjusted market value, defined as aggregate equity value plus debt and preferred stock less cash and cash equivalents ("Adjusted Market Value"), of the Comparable Companies as a multiple of (i) LTM sales, (ii) LTM EBITDA and (iii) LTM EBIT. An analysis of the multiples of Adjusted Market Value to LTM sales yielded a range of multiples from 0.3x to 0.7x for the Multi-Specialty Comparable Companies, with a median multiple of 0.5x, and a range of multiples from 1.1x to 2.3x for the Single Specialty Comparable Companies, with a median multiple of 1.7x. An analysis of the multiples of Adjusted Market Value to LTM EBITDA yielded a range of multiples from 4.5x to 39.8x, with a median multiple of 5.0x (excluding the 39.8x high end of the range) for the Multi-Specialty Comparable Companies and a range of multiples from 5.6x to 7.4x, with a median multiple of 6.7x for the Single Specialty Comparable Companies. An analysis of the multiples of Adjusted Market Value to LTM EBIT yielded a range of multiples from 6.3x to 9.9x, with a median multiple of 7.1x for the Multi-Specialty Comparable Companies and a range of multiples from 7.3x to 10.1x, with a median multiple of 8.8x for the Single Specialty Comparable Companies. Bowles Hollowell Conner noted that these multiples could be compared to LTM sales, LTM EBITDA and LTM EBIT multiples implied by the Merger Consideration of 1.3x, 7.7x and 10.0x, respectively, for the Company. Bowles

Hollowell Conner applied the median LTM Sales, LTM EBITDA and LTM EBIT multiples for the Multi-Specialty and Single Specialty Comparable Companies to the corresponding historical results of the Company to calculate the implied Adjusted Market Value range and the implied equity value range for the Shares ("Equity Value"). This analysis indicated an Adjusted Market Value range for the Company of $94.9 million to $130.0 million and an implied Equity Value range of $1.44 to $6.69 per Share. As noted above, Bowles Hollowell Conner regards the Company as more comparable to multi-specialty physician practice management organizations.

Comparable Acquisitions Analysis

     Using publicly available information and certain other information and estimates derived in the ordinary course of Bowles Hollowell Conner's business, Bowles Hollowell Conner reviewed selected recent merger and acquisition transactions in the physician practice management industry. These transactions included: Madison Dearborn/Cornerstone/Beecken Petty & Co.'s acquisition of MedPartners Team Health Operations; American Oncology Resources, Inc.'s acquisition of Physician Reliance Network, Inc.; an acquisition in which Bowles Hollowell Conner acted as financial advisor and for which financial information is not publicly available (the "Private Deal"); Phycor, Inc.'s acquisition of First Physician Care; MedPartners, Inc.'s acquisition of Talbert Medical Management; FPA Medical Management Inc.'s acquisition of Health Partners, Inc.; CRA Managed Care's acquisition of Occusystems, Inc.; MedPartners, Inc.'s acquisition of InPhynet Medical Management; FPA Medical Management's acquisition of AHI Healthcare Systems, Inc.; and Physician Resource Group's acquisition of American Opthalmic, Inc. (collectively, the "Comparable Transactions"). Bowles Hollowell Conner compared the Adjusted Market Value of the acquired companies as implied by the consideration paid in each such transaction to the corresponding LTM Sales, LTM EBITDA and LTM EBIT for the acquired companies at the time of transaction announcement. As physician practice management company stock prices and forward earnings multiples have declined particularly since early 1998, Adjusted Market Value to LTM Sales, LTM EBITDA and LTM EBIT multiples have similarly declined. Thus, Bowles Hollowell Conner believes acquisition transaction multiples since January 1, 1998 are more relevant to the Company's proposed transaction. Multi-Specialty comparable transactions since that time include Madison Dearborn/Cornerstone/Beecken Petty & Co.'s acquisition of MedPartners' Team Health Operations and the Private Deal while the only Single Specialty comparable transaction since that time was the American Oncology Resources, Inc.'s acquisition of Physician Reliance Network, Inc. Based on these comparable Multi-Specialty transactions, Adjusted Market Value as a multiple of:
(i) LTM Sales ranged from 0.4x to 0.6x with a median value of 0.5x; (ii) LTM EBITDA ranged from 6.2x to 8.5x with a median value of 7.3x; and (iii) LTM EBIT was 7.5x. Based on the comparable Single Specialty transaction, Adjusted Market Value as a multiple of: (i) LTM Sales was 1.8x; (ii) LTM EBITDA was 9.3x; and
(iii) LTM EBIT was 14.0x. Bowles Hollowell Conner applied median LTM Sales, LTM EBITDA and LTM EBIT multiples for the Comparable Transactions to the corresponding historical results of the Company, yielding an implied Adjusted Market Value range for the Company of $111.1 million to $199.0 million and an implied Equity Value range of $3.87 to $16.99 per Share. As noted above, Bowles Hollowell Conner regards the Company as more comparable to multi-specialty physician practice management organizations.

     No other company or transaction used in the comparable company analysis or the comparable acquisitions analysis as a comparison is identical to the Company or the Offer and the Merger. Accordingly, an analysis of the results of the foregoing is not mathematical; rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies and other factors that could affect the public trading value of the companies to which the Company and the Offer and the Merger are being compared.

Earnings Impact Analysis

     Based on the Company's results for fiscal year 1998, Bowles Hollowell Conner analyzed the potential pro-forma earnings impact of an acquisition of the Company by a potential acquiror assuming an all cash purchase. Bowles Hollowell Conner calculated the maximum cash purchase price that an acquiror could pay which would result in no earnings dilution for fiscal year 1998, assuming costs of financing ranging from 7% to

8%. This analysis indicated an Adjusted Market Value range for the Company of $127.3 million to $144.2 million and an Equity Value range of $6.27 to $7.60 per Share at 8% and 7% cost of financing, respectively.

Discounted Cash Flow Analysis

     Bowles Hollowell Conner performed a discounted cash flow analysis to estimate the present value of the projected unlevered free cash flows for the Company based on the Company's projections (the "Base Case"). The Base Case assumes that the Company grows through a combination of internal growth initiatives and acquisitions. Internal growth initiatives include internal hospital outsourcing contract growth, new hospital outsourcing contracts, physician startups within existing multi-specialty physician group practices and the addition of ancillary surgery centers. Acquisitions of hospital-based and office-based physician practices are assumed to be completed within the Company's integrated physician networks at multiples of 5.0x practice EBITDA in aggregate amounts of $60.0 million, $35.0 million, $40.0 million, $50.0 million and $65.0 million for the years 1999 through 2003, respectively. Based on the Base Case assumptions, Bowles Hollowell Conner calculated the estimated future free cash flows that the Company would produce for the fiscal years 1999 through 2003 and a terminal value of the Company at the end of the forecasting period. The terminal value was computed by multiplying the Company's year 2003 estimated EBITDA by a range of multiples between 5.5x and 6.5x, chosen to reflect current acquisition multiples of comparable multi-specialty physician practice management companies. The projected free cash flows and terminal values were discounted using a range of discount rates of 9.3% to 13.3%, chosen to reflect assumptions regarding the Company's cost of capital. This analysis indicated an Adjusted Market Value range for the Company of $169.0 million to $215.0 million and an implied Equity Value range of $12.45 to $19.35 per Share.

Sensitivity of Discounted Cash Flow Analyses

     Bowles Hollowell Conner relied on the Company's Base Case to perform the Discounted Cash Flow Analysis. These projections reflect the best judgments of the Company's management as to the future financial performance of the Company and include assumptions regarding the impact of the integration of internal growth initiatives and acquired physician practices. The Company has projected it will realize certain revenue growth from increased local market density of integrated networks and certain economies of scale. For purposes of comparison and to test the sensitivity of the Discounted Cash Flow Analysis to changes in the Base Case, Bowles Hollowell Conner reviewed scenarios that assumed the
Company: (i) completed no practice acquisitions going forward, and due to lower projected revenue and earnings growth rates relative to the Base Case, applied EBITDA terminal multiples of 4.0x to 5.0x; and (ii) completed the internal growth initiatives and acquisitions contemplated in the Base Case, however, the Company acquired physician practices at a multiple of 6.0x practice EBITDA, resulting in acquisitions in aggregate amounts of $72.0 million, $42.0 million, $48.0 million, $60.0 million and $78.0 million for the years 1999 through 2003, respectively. Bowles Hollowell Conner performed these selected sensitivity analyses on the Company's Base Case. The Discounted Cash Flow Analysis based on the no acquisitions scenario resulted in an Adjusted Market Value range for the Company of $100.0 million to $117.0 million and an implied Equity Value range of $2.18 to $4.80 per Share. The Discounted Cash Flow Analysis based on the 6.0x EBITDA acquisition multiple scenario resulted in an Adjusted Market Value range for the Company of $135.0 million to $179.0 million and an implied Equity Value range of $7.41 to $14.05 per Share.

Leveraged Buyout Analysis

     Bowles Hollowell Conner analyzed a series of scenarios involving hypothetical recapitalizations of the Company. Each scenario provided for the distribution of an amount of cash in respect of each Share. The analysis assumed the Company's Base Case projections and a terminal value at the end of the forecasting period. The terminal value was computed by multiplying the Company's year 2003 estimated EBITDA by a range of multiples between 5.5x and 6.5x, chosen to reflect current acquisition multiples of comparable multi-specialty physician practice management companies. The analyses assumed leverage levels appropriate for physician practice management companies. Based on these and other assumptions, an offer of $9.25 per Share could produce an internal rate of return in the range of 25% to 30% over a five year period. Bowles Hollowell

Conner analyzed these scenarios in light of various factors affecting the feasibility of a leveraged buyout of the Company.

Healthcare LBO Premium Analysis

     Bowles Hollowell Conner reviewed the consideration paid in U.S. healthcare leveraged buyouts announced since May 7, 1996. Bowles Hollowell Conner calculated the premiums paid in those transactions over: (i) the acquired entity's applicable stock price one day prior to either the announcement of the acquisition offer or the announcement by the acquired entity of information relating to a possible corporate transaction, including its intention to evaluate its strategic alternatives ("unaffected price"), (ii) the acquired entity's 52-week high trading value as of the announcement date; (iii) the acquired entity's 52-week low trading value as of the announcement date; and
(iv) the acquired entity's applicable stock price one day prior to announcement of the acquisition offer ("affected price"). Seven transactions were reviewed and the following premium ranges were observed: premium of offer price to unaffected price, 15.2% to 88.2%; premium of offer price to 52-week high, (52.9)% to 4.2%; premium of offer price to 52-week low, 53.5% to 170.9%; and premium of offer price to affected price, 11.0% to 88.2%. The Bowles Hollowell Conner analysis indicated that the consideration to be paid pursuant to the Offer was 41.0% above the unaffected price, 47.1% below the 52-week high, 42.3% above the 52-week low and 12.1% above the price of the Company's stock as of the close of business on March 22, 1998.

     While the foregoing summary describes all analyses and examinations that Bowles Hollowell Conner deemed material to the preparation of its opinion to the Company Board, it does not purport to be a comprehensive description of all analyses and examinations actually conducted by Bowles Hollowell Conner. The preparation of a fairness opinion necessarily is not susceptible to partial analysis or summary description; and selecting portions of the analyses and of the factors considered by Bowles Hollowell Conner, without considering all analyses and factors, would create an incomplete view of the process underlying the analyses set forth in the Bowles Hollowell Conner Presentation. In addition, Bowles Hollowell Conner may have given some analyses more or less weight than other analyses, and may have deemed various assumptions more or less probable than other assumptions. Accordingly, the ranges of valuations resulting from any particular analysis described above should not be taken to be Bowles Hollowell Conner's view of the actual value of the Company or the Shares. To the contrary, Bowles Hollowell Conner expressed no opinion on the actual value of the Company or the Shares, and its opinion that is addressed and limited to the Company Board extends only to the belief expressed by Bowles Hollowell Conner that the immediate value to holders of Shares (other than the Executives, as to whom Bowles Hollowell Conner expressed no opinion), from a financial point of view under the Offer and the Merger, is within the range of values that might fairly be ascribed to the Shares as of the date of the opinion of Bowles Hollowell Conner (March 24, 1999), and as of the date of the Company Board's consideration of the Offer and the Merger (March 24, 1999). At the time of the delivery of its oral opinion, Bowles Hollowell Conner provided a draft form of opinion that was the same in all material respects as the executed opinion later provided to the Company Board.

     In performing its analyses, Bowles Hollowell Conner made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of the Company. The analyses performed by Bowles Hollowell Conner are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than those suggested by such analyses. Such analyses were prepared solely as part of Bowles Hollowell Conner's analysis for the Company Board of the fairness of the Offer and the Merger to the holders of Shares from a financial point of view, and were provided solely to the Company Board in connection with the Company Board's consideration of the Offer and the Merger. The analyses do not purport to be appraisals or to reflect the prices at which a company might actually be sold or the prices at which any securities may trade at any time in the future. Bowles Hollowell Conner used in its analyses various projections of future performance prepared by the management of the Company. The projections are based on numerous variables and assumptions which are inherently unpredictable and must be considered not certain or accurate as projected. Accordingly, actual results could vary significantly from those set forth in such projections.

     As described above, the opinion of Bowles Hollowell Conner and the Bowles Hollowell Conner Presentation summarized above were presented to the Company Board. Bowles Hollowell Conner, however, does not make any recommendation to holders of Shares (or to any other person or entity) as to whether such stockholders should tender their shares pursuant to the Offer or vote for or against the Merger.

     In the ordinary course of business, Bowles Hollowell Conner or its affiliates may actively trade the debt and equity securities of the Company, Holdings, Parent, other bidders for the Company or their respective affiliates for its or any such affiliate's own account or for the account of customers and, accordingly, may hold a long or short position in such securities. In addition, Bowles Hollowell Conner and its affiliates in the past may have provided investment and commercial banking products and services for the Company, Holdings, Parent, other bidders for the Company, their respective affiliates and other related persons. Bowles Hollowell Conner is not affiliated with the Company, Holdings or Parent.

     Opinion of Salomon Smith Barney Salomon Smith Barney has acted as a financial advisor to the Company in connection with the Offer and the Merger. On March 24, 1999, Salomon Smith Barney stated to the Company Board its oral opinion as investment bankers that, as of such date and based upon and subject to the factors and assumptions set forth in its presentation, the consideration to be received by the holders of Shares (other than Parent and its affiliates and the Executives) (the "Public Stockholders") was fair, from a financial point of view, to the Public Stockholders. Such opinion was subsequently confirmed in a written opinion dated March 24, 1999.

     The opinion and presentation of Salomon Smith Barney to the Company Board, in connection with which Salomon Smith Barney was requested to evaluate the fairness from a financial point of view of the consideration to the Public Stockholders, was only one of many factors taken into consideration by the Company Board in making its determination to approve the Merger Agreement. The terms of the Merger were determined through negotiations between the Company and Vestar and were approved by the Company Board.

     THE FULL TEXT OF SALOMON SMITH BARNEY'S OPINION, WHICH SETS FORTH THE ASSUMPTIONS MADE, GENERAL PROCEDURES FOLLOWED, MATTERS CONSIDERED AND LIMITATIONS ON THE REVIEW UNDERTAKEN BY SALOMON SMITH BARNEY, IS ATTACHED TO THIS DOCUMENT AS EXHIBIT (a)(5) HERETO AND INCORPORATED HEREIN BY REFERENCE. SALOMON SMITH BARNEY'S OPINION SHOULD BE READ CAREFULLY AND IN ITS ENTIRETY. IT IS DIRECTED ONLY TO THE COMPANY BOARD AND RELATES ONLY TO THE FAIRNESS, FROM A FINANCIAL POINT OF VIEW, OF THE CONSIDERATION TO BE RECEIVED BY THE PUBLIC STOCKHOLDERS AND DOES NOT ADDRESS THE COMPANY'S UNDERLYING BUSINESS DECISION TO EFFECT THE OFFER AND THE MERGER OR CONSTITUTE A RECOMMENDATION TO ANY HOLDER OF SHARES AS TO WHETHER SUCH STOCKHOLDER SHOULD TENDER SHARES INTO THE OFFER OR AS TO HOW SUCH HOLDER SHOULD VOTE WITH RESPECT TO THE MERGER. THE SUMMARY OF SALOMON SMITH BARNEY'S OPINION SET FORTH IN THIS DOCUMENT IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE FULL TEXT OF THE OPINION ATTACHED AS EXHIBIT (a)(5) HERETO AND INCORPORATED HEREIN BY REFERENCE.

     In connection with rendering its opinion, Salomon Smith Barney, among other things:

     - reviewed the March 23, 1999 draft of the Merger Agreement, in the form provided to Salomon Smith Barney, and assumed that the final form of such agreement would not vary in any respect that is material to Salomon Smith Barney's analysis;

     - reviewed certain publicly available business and financial information relating to the Company that Salomon Smith Barney deemed relevant;

     - reviewed certain other information, primarily financial in nature, provided to Salomon Smith Barney by the Company relating to the Company's business, including certain financial forecasts;

     - reviewed certain publicly available information with respect to certain other companies that Salomon Smith Barney believed to be comparable to the Company and the trading markets for such other companies' securities;

     - reviewed and analyzed certain publicly available information concerning the trading of, and the trading market for, the Common Stock;

     - reviewed certain publicly available information concerning the nature and terms of certain other transactions that Salomon Smith Barney deemed to be relevant to Salomon Smith Barney's inquiry;

     - considered and took into account the Company's lack of, and likely difficulty in raising, adequate capital to fund its growth and acquisition plans if the Offer and the Merger were not effected;

     - discussed with certain officers and employees of the Company and Vestar the foregoing, as well as other matters Salomon Smith Barney believed relevant to its inquiry, and

     - considered such other information, financial studies, analyses, investigations and financial, economic and market criteria as Salomon Smith Barney deemed relevant to its inquiry.

     In its review and analysis and in arriving at its opinion, Salomon Smith Barney assumed and relied upon, without assuming any responsibility for verification, the accuracy and completeness of all of the financial and other information provided to, discussed with, or reviewed by or for Salomon Smith Barney, or publicly available. With respect to the Company's financial forecasts, Salomon Smith Barney was advised by management of the Company and assumed that they had been reasonably prepared on bases reflecting the best currently available estimates and judgments on the part of the management of the Company, as to the future financial performance of the Company. Salomon Smith Barney expressed no view as to such forecasts or the assumptions on which they are based. Salomon Smith Barney did not assume any responsibility for making or obtaining any independent evaluations or appraisals of the Company, nor for conducting a physical inspection of, the properties and facilities of the Company. The Salomon Smith Barney opinion was necessarily based upon market, economic and other conditions as they existed and could be evaluated on March 24, 1999, and Salomon Smith Barney assumed no responsibility to update or revise their opinion based upon circumstances or events occurring after March 24, 1999.

     For purposes of rendering its opinion, Salomon Smith Barney assumed, in all respects material to its analysis, that the representations and warranties of each party contained in the Merger Agreement were true and correct, that each party would perform all of the covenants and agreements required to be performed by it under the Merger Agreement, and that all conditions to the consummation of the Merger would be satisfied without waiver thereof. Salomon Smith Barney also assumed that all material governmental, regulatory or other consents and approvals would be obtained and that in the course of obtaining any necessary governmental, regulatory or other consents and approvals, or any amendments, modifications or waivers to any documents to which either the Company or Holdings is a party, as contemplated by the Merger Agreement, no restrictions would be imposed, or amendments, modifications or waivers made that would have any material adverse effect on the contemplated benefits of the Merger.

     The preparation of financial analyses and fairness opinions is a complex process involving subjective judgments with respect to, among other things, appropriate comparable companies and transactions, appropriate multiples of various selected financial data, appropriate discount rates and other financial and other factors and is not necessarily susceptible to partial analysis or summary description. Salomon Smith Barney made no attempt to assign specific weights to particular analyses or factors considered, but rather made qualitative judgments as to the significance and relevance of the analyses and factors considered. Accordingly, Salomon Smith Barney believes that its analyses (and the summary set forth above) must be considered as a whole, and that selecting portions of such analyses and of the factors considered by Salomon Smith Barney, without considering all of such analyses and factors, could create a misleading or incomplete view of the processes underlying the analyses conducted by Salomon Smith Barney and its opinion.

     With regard to the comparable company analysis summarized below, Salomon Smith Barney selected comparable companies on the basis of various factors, including the size of the company and similarity of the line of business; however, no company utilized as a comparison in such analysis is identical to the Company, any business segment of the Company or the Merger. As a result, these analyses are not purely mathematical, but also take into account differences in financial and operating characteristics of the comparable companies and other factors that could affect the value of the comparable companies and transactions to which the Company and the Merger are being compared.

     In its analyses, Salomon Smith Barney made numerous assumptions with respect to the Company, industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of the Company. Any estimates contained in Salomon Smith Barney's analyses are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by such analyses. Estimates of values of companies do not purport to be appraisals or necessarily to reflect the prices at which companies may actually be sold. Salomon Smith Barney's analyses were prepared solely as part of Salomon Smith Barney's analysis of the fairness of the consideration to the Public Stockholders and were provided to the Company Board in that connection.

     The projections furnished to Salomon Smith Barney and used in formulating Salomon Smith Barney's opinion were provided to Salomon Smith Barney, in connection with the review of the Merger, by the management of the Company. The projections were based on numerous variables and assumptions which are inherently uncertain, including, without limitation, factors related to general economic and competitive conditions. Accordingly, actual results could vary significantly from those set forth in such projection.

     THE FOLLOWING IS A SUMMARY OF THE MATERIAL FINANCIAL ANALYSES USED BY SALOMON SMITH BARNEY IN CONNECTION WITH PROVIDING ITS OPINION TO THE COMPANY BOARD. IT DOES NOT PURPORT TO BE A COMPLETE DESCRIPTION OF THE ANALYSES PERFORMED BY SALOMON SMITH BARNEY OR OF ITS PRESENTATION TO THE COMPANY BOARD WHICH IS FILED AS EXHIBIT (a)(4) HERETO AND INCORPORATED HEREIN BY REFERENCE. THE SALOMON SMITH BARNEY PRESENTATION IS AVAILABLE FOR INSPECTION AND COPYING AT THE PRINCIPAL EXECUTIVE OFFICES OF THE COMPANY DURING ITS REGULAR BUSINESS HOURS TO ANY STOCKHOLDER OR HIS REPRESENTATIVE WHO HAS BEEN DESIGNATED IN WRITING. THE SUMMARIES OF FINANCIAL ANALYSES INCLUDE INFORMATION PRESENTED IN TABULAR FORMAT. IN ORDER TO FULLY UNDERSTAND THE FINANCIAL ANALYSES USED BY SALOMON SMITH BARNEY, THE TABLES MUST BE READ WITH THE TEXT OF EACH SUMMARY. THE TABLES ALONE DO NOT CONSTITUTE A COMPLETE DESCRIPTION OF THE FINANCIAL ANALYSES. IN CONDUCTING ITS ANALYSES, SALOMON SMITH BARNEY ASSUMED THAT TOTAL DEBT AND SHARES OUTSTANDING WERE AS AT MARCH 19, 1999, THAT EXCESS CASH WAS NOT AVAILABLE AND THAT NO ACQUISITION EXPENDITURES WERE INCURRED IN THE FIRST QUARTER OF 1999.

     Comparable Company Analysis. Using publicly available information, Salomon Smith Barney compared the Company to the following five multispecialty physician practice management companies: Advanced Health Corporation, MedPartners, Inc., PhyCor, Inc., PhyMatrix Corporation and ProMedCo Management based on various measures of performance. Salomon Smith Barney noted that the Company's market value as a multiple of 1998 net income was 10.6x, compared with a median of 7.1x for the selected group. Salomon Smith Barney also noted that the Company's market value as a multiple of estimated 1999 net income and estimated 2000 net income was 8.6x and 7.4x, respectively, compared with a median of 7.3x and 5.5x, respectively, for the selected group.

                                                                 MARKET VALUE AS MULTIPLE OF:
                                                              ----------------------------------
                                                               1998        1999          2000
                                                               NET      ESTIMATED     ESTIMATED
                                                              INCOME    NET INCOME    NET INCOME
                                                              ------    ----------    ----------
Company.....................................................  10.6x        8.6x          7.4x
Median for Multispecialty Group.............................   7.1x        7.3x          5.5x
Premium (Discount) to Multispecialty Median.................   49.1%       18.1%         33.6%

     Salomon Smith Barney also calculated multiples of adjusted market value to last twelve months net revenues, to last twelve months earnings before interest, taxes, depreciation and amortization and to last twelve months earnings before interest and taxes. The multiple of adjusted market value to last twelve months net revenues for the Company was 1.2x compared with a median of 0.4x for the selected group. The multiple of adjusted market value to last twelve months earnings before interest, taxes, depreciation and amortization for the Company was 7.3x compared with a median of 4.8x for the selected group. The multiple of adjusted market value to last twelve months earnings before interest and taxes for the Company was 9.5x compared with a median of 7.1x for the selected group.

                                                    ADJUSTED MARKET VALUE(1) AS MULTIPLE OF:
                                                    -----------------------------------------
                                                    LTM NET REVENUE    LTM EBITDA    LTM EBIT
                                                    ---------------    ----------    --------
Company...........................................         1.2x            7.3x         9.5x
Median for Multispecialty Group(2)................         0.4x            4.8x         7.1x
Premium (Discount) to Multispecialty Median.......       198.7%           52.2%        33.9%

---------------
(1) Adjusted market value equals fully diluted market value plus outstanding debt minus cash.

(2) MedPartners, Inc. was excluded from the EBITDA and EBIT median calculation because of its announced plan to exit the physician practice management business.

     Salomon Smith Barney also compared the Company to the following five single specialty physician practice management companies: American Oncology Resources, American Physician Partners, AmeriPath, Inc., Pediatrix Medical Group and Response Oncology, Inc. based on various measures of performance. Salomon Smith Barney noted that the Company's market value as a multiple of 1998 net income was 10.6x, compared with a median of 8.6x for the selected group. Salomon Smith Barney also noted that the Company's market value as a multiple of estimated 1999 net income and estimated 2000 net income was 8.6x and 7.4x, respectively, compared with a median of 7.4x and 6.2x, respectively, for the selected group.

                                                            MARKET VALUE AS MULTIPLE OF:
                                             ----------------------------------------------------------
                                                1998               1999                    2000
                                             NET INCOME    ESTIMATED NET INCOME    ESTIMATED NET INCOME
                                             ----------    --------------------    --------------------
Company....................................     10.6x               8.6x                    7.4x
Median for Single Specialty Group..........      8.6x               7.4x                    6.2x
Premium (Discount) to Single Specialty
  Median...................................     23.4%              16.9%                   18.8%

     Salomon Smith Barney also calculated multiples of adjusted market value to last twelve months net revenues, to last twelve months earnings before interest, taxes, depreciation and amortization and to last twelve months earnings before interest and taxes. The multiple of adjusted market value to last twelve months net revenues for the Company was 1.2x compared with a median of 1.5x for the selected group. The multiple of adjusted market value to last twelve months earnings before interest, taxes, depreciation and amortization for the Company was 7.3x compared with a median of 6.4x for the selected group. The multiple of adjusted market value to last twelve months earnings before interest and taxes for the Company was 9.5x compared with a median of 8.5x for the selected group.

                                                    ADJUSTED MARKET VALUE(1) AS MULTIPLE OF:
                                                    -----------------------------------------
                                                    LTM NET REVENUE    LTM EBITDA    LTM EBIT
                                                    ---------------    ----------    --------
Company...........................................         1.2x            7.3x         9.5x
Median for Single Specialty Group.................         1.5x            6.4x         8.5x
Premium (Discount) to Single Specialty Median.....       (18.7%)          14.3%        11.7%

---------------
(1) Adjusted market value equals fully diluted market value plus outstanding debt minus cash.

     Discounted Cash Flow Valuation of the Company. Using a discounted cash flow methodology, Salomon Smith Barney calculated a range of firm values of the Company as of March 22, 1999 based on the estimated unlevered free cash flows that the Company could produce on a stand-alone basis, which includes management's projected acquisitions at a 5.0x EBITDA purchase price, at a 6.0x EBITDA purchase price and at a 7.0x EBITDA purchase price, in each case over the five-year period from fiscal year 1999 through fiscal year 2003. Salomon Smith Barney also calculated a range of firm values based on the estimated unlevered free cash flows that the Company could produce on a stand-alone basis, excluding management's projected acquisitions, over the five-year period from fiscal year 1999 through fiscal year 2003.

     Salomon Smith Barney discounted these cash flows by a range of discount rates representing the weighted average cost of capital from 10% to 11%. Salomon Smith Barney calculated firm values as of March 22, 1999 based on discount rates from 10.3% to 10.8%. These calculations resulted in firm values ranging (i) from $187 million to $218 million using projections provided by the Company's management which included projected acquisitions at a 5.0x purchase price; (ii) from $149 million to $180 million using projections provided by the Company's management which included projected acquisitions at a 6.0x purchase price; (iii) from $111 million to $142 million using projections provided by the Company's management which included projected acquisitions at a 7.0x purchase price; and
(iv) from $110 million to $121 million using projections provided by the Company's management which excluded projected acquisitions. These correspond to a range of implied per share equity values (i) from approximately $15.00 to $19.50; (ii) from approximately $9.50 to $14.00; (iii) from approximately $4.00 to $8.50; and (iv) from approximately $3.75 to $5.50, respectively.

                                                                                   IMPLIED PER SHARE
                                                          IMPLIED FIRM VALUE(1)      EQUITY VALUE
                                                          ---------------------    -----------------
                                                              (IN MILLIONS)
Based on Management Projections (including management's
  projected acquisitions at 5.0x EBITDA)................       $187 - $218         $14.99 to $19.56
Based on Management Projections (including management's
  projected acquisitions at 6.0x EBITDA)................       $149 - $180         $ 9.50 to $14.02
Based on Management Projections (including management's
  projected acquisitions at 7.0x EBITDA)................       $111 - $142         $ 4.02 to $ 8.48
Based on Management Projections (excluding projected
  acquisitions).........................................       $110 - $121         $ 3.83 to $ 5.47

---------------
(1) Firm value equals equity value plus debt and contingencies of $85.2 million less option proceeds of $2.0 million.

     Implied Private Market Valuation of the Company. Salomon Smith Barney derived an implied private market valuation for the Company based on the Company's 1998 revenues and earnings before interest, taxes, depreciation and amortization according to management data. Salomon Smith Barney reviewed publicly available information regarding 9 selected merger transactions in the physician practice management industry. The median transaction values as multiples of last twelve month revenues and last twelve months earnings before interest, taxes, depreciation and amortization in the three transactions occurring since October, 1997 were 1.5x and 6.0x, respectively.

     Salomon Smith Barney applied a range of multiples of 1.2x to 1.5x to 1998 revenues, resulting in a range of implied equity value per Share of $7.58 to $12.48. Salomon Smith Barney applied a range of multiples of 6.0x to 9.0x to 1998 earnings before interest, taxes, depreciation and amortization, resulting in a range of implied equity value per Share prices of $4.58 to $12.89.

                                                                IMPLIED EQUITY
                                                              VALUE PER SHARE(1)
                                                              ------------------
Based on 1998 Revenues....................................      $7.58 - $12.48
Based on 1998 EBITDA......................................      $4.58 - $12.89

---------------
(1) Equity value per Share reflects 6.916 million diluted Shares.

     (c) Other Information. The information contained in Exhibits (a)(1)-(a)(8) and (c)(1)-(c)(15), and in Annex A, referred to in Item 9 below, is incorporated herein by reference.

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS

  EXHIBIT
   NUMBER                                   DESCRIPTION
  -------                                   -----------
(a)(1)         --   Offer to Purchase, dated March 31, 1999 (incorporated by
                    reference to Exhibit (d)(1) of the Schedule 13E-3).
(a)(2)         --   Letter of Transmittal (incorporated by reference to Exhibit
                    (d)(2) of the Schedule 13E-3).
(a)(3)         --   Joint Press Release, dated March 25, 1999 (incorporated by reference to Exhibit (d)(6) of the Schedule 13E-3).
(a)(4)         --   Presentation to the Company Board by Salomon Smith Barney,
                    Inc., dated March 24, 1999 (incorporated by reference to
                    Exhibit (b)(3) of the Schedule 13E-3).
(a)(5)         --   Fairness Opinion of Salomon Smith Barney, Inc., dated March
                    24, 1999 (incorporated by reference to Annex A to Exhibit
                    (d)(1) of the Schedule 13E-3).*
(a)(6)         --   Fairness Opinion of Bowles Hollowell Conner, dated March 24,
                    1999 (incorporated by reference to Annex B to Exhibit (d)(1)
                    of the Schedule 13E-3.*
(a)(7)         --   Letter to Stockholders, dated April 8, 1999, from Mitchell
                    Eisenberg, M.D., Chairman, President and Chief Executive
                    Officer of the Company.*
(a)(8)         --   Presentation to the Company Board by Bowles Hollowell
                    Conner, dated March 24, 1999 (incorporated by reference to
                    Exhibit (b)(4) of the Schedule 13E-3).
(a)(9)         --   Summary Advertisement dated March 31, 1999 (incorporated by reference to Exhibit (d)(7) of the Schedule 13E-3).
(c)(1)         --   Agreement and Plan of Merger, dated as of March 24, 1999,
                    among Parent, Purchaser and the Issuer (incorporated by
                    reference to Exhibit (c)(1) of the Schedule 13E-3).
(c)(2)         --   Subscription and Tender Agreement, dated as of March 24,
                    1999, between Parent and Mitchell Eisenberg (incorporated by reference to Exhibit (c)(7) of the Schedule 13E-3).
(c)(3)         --   Subscription and Tender Agreement, dated as of March 24,
                    1999, between Parent and Lewis D. Gold (incorporated by
                    reference to Exhibit (c)(8) of the Schedule 13E-3).
(c)(4)         --   Subscription and Tender Agreement, dated as of March 24,
                    1999, between Parent and Jay A. Martus (incorporated by
                    reference to Exhibit (c)(9) of the Schedule 13E-3).
(c)(5)         --   Subscription and Tender Agreement, dated as of March 24,
                    1999, between Parent and Michael F. Schundler (incorporated by reference to Exhibit (c)(10) of the Schedule 13E-3).
(c)(6)         --   Subscription and Tender Agreement, dated as of March 24,
                    1999, between Parent and Gilbert L. Drozdow (incorporated by reference to Exhibit (c)(11) of the Schedule 13E-3).
(c)(7)         --   Tender Agreement, dated as of March 24, 1999, between Parent and Robert J. Coward (incorporated by reference to Exhibit
                    (c)(12) of the Schedule 13E-3).
(c)(8)         --   Stockholders Agreement, dated as of March 24, 1999, among
                    Parent, the Issuer, Holdings, Mitchell Eisenberg, Lewis D.
                    Gold, Gilbert L. Drozdow, Michael F. Schundler and Jay A.
                    Martus (incorporated by reference to Exhibit (c)(6) of the
                    Schedule 13E-3).

  EXHIBIT
   NUMBER                                   DESCRIPTION
  -------                                   -----------
(c)(9)         --   Management Agreement, dated as of March 24, 1999, by and
                    among the Company, Parent and Vestar Capital Partners
                    (incorporated by reference to Exhibit (c)(14) of the
                    Schedule 14D-1, dated March 31, 1999, as amended by
                    Amendment No. 1 thereto).
(c)(10)        --   Employment Agreement, dated as of March 24, 1999, between
                    the Company and Mitchell Eisenberg (incorporated by
                    reference to Exhibit (c)(2) of the Schedule 13E-3).
(c)(11)        --   Employment Agreement, dated as of March 24, 1999, between
                    the Company and Lewis Gold (incorporated by reference to
                    Exhibit (c)(3) of the Schedule 13E-3).
(c)(12)        --   Employment Agreement, dated as of March 24, 1999, between
                    the Company and Michael F. Schundler (incorporated by
                    reference to Exhibit (c)(4) of the Schedule 13E-3).
(c)(13)        --   Employment Agreement, dated as of March 24, 1999, between
                    the Company and Jay A. Martus (incorporated by reference to
                    Exhibit (c)(5) of the Schedule 13E-3).
(c)(14)        --   Guaranty Agreement, dated as of March 24, 1999, between
                    Vestar Capital Partners III, L.P. and the Company
                    (incorporated by reference to Exhibit (c)(13) of the
                    Schedule 13E-3).
(c)(15)        --   Confidentiality Agreement, dated as of December 1, 1998, by and between Vestar Capital Partners III, L.P. and the
                    Company (incorporated by reference to Exhibit (c)(3) of the
                    Schedule 14D-1, dated March 31, 1999, as amended by
                    Amendment No. 1 thereto).
Annex A        --   Information Statement Pursuant to Section 14(f) of the
                    Securities Exchange Act of 1934, as amended, and Rule 14f-1 thereunder.*

---------------

* Included with Schedule 14D-9 mailed to stockholders of the Company.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          SHERIDAN HEALTHCARE, INC.

                                          By: /s/ MITCHELL EISENBERG, M.D.
                                            ------------------------------------
                                               Chairman, President and Chief
                                                      Executive Officer

April 8, 1999

                                 EXHIBIT INDEX

  EXHIBIT
   NUMBER                                   DESCRIPTION
  -------                                   -----------
(a)(1)         --   Offer to Purchase, dated March 31, 1999 (incorporated by
                    reference to Exhibit (d)(1) of the Schedule 13E-3).
(a)(2)         --   Letter of Transmittal (incorporated by reference to Exhibit
                    (d)(2) of the Schedule 13E-3).
(a)(3)         --   Joint Press Release, dated March 25, 1999 (incorporated by reference to Exhibit (d)(6) of the Schedule 13E-3).
(a)(4)         --   Presentation to the Company Board by Salomon Smith Barney,
                    Inc., dated March 24, 1999 (incorporated by reference to
                    Exhibit (b)(3) of the Schedule 13E-3).
(a)(5)         --   Fairness Opinion of Salomon Smith Barney, Inc., dated March
                    24, 1999 (incorporated by reference to Annex A to Exhibit
                    (d)(1) of the Schedule 13E-3).*
(a)(6)         --   Fairness Opinion of Bowles Hollowell Conner, dated March 24,
                    1999 (incorporated by reference to Annex B to Exhibit (d)(1)
                    of the Schedule 13E-3).*
(a)(7)         --   Letter to Stockholders, dated April 8, 1999, from Mitchell
                    Eisenberg, M.D., Chairman, President and Chief Executive
                    Officer of the Company.*
(a)(8)         --   Presentation to the Company Board by Bowles Hollowell
                    Conner, dated March 24, 1999 (incorporated by reference to
                    Exhibit (b)(4) of the Schedule 13E-3).
(a)(9)         --   Summary Advertisement dated March 31, 1999 (incorporated by reference to Exhibit (d)(7) of the Schedule 13E-3).
(c)(1)         --   Agreement and Plan of Merger, dated as of March 24, 1999,
                    among Parent, Purchaser and the Issuer (incorporated by
                    reference to Exhibit (c)(1) of the Schedule 13E-3).
(c)(2)         --   Subscription and Tender Agreement, dated as of March 24,
                    1999, between Parent and Mitchell Eisenberg (incorporated by reference to Exhibit (c)(7) of the Schedule 13E-3).
(c)(3)         --   Subscription and Tender Agreement, dated as of March 24,
                    1999, between Parent and Lewis D. Gold (incorporated by
                    reference to Exhibit (c)(8) of the Schedule 13E-3).
(c)(4)         --   Subscription and Tender Agreement, dated as of March 24,
                    1999, between Parent and Jay A. Martus (incorporated by
                    reference to Exhibit (c)(9) of the Schedule 13E-3).
(c)(5)         --   Subscription and Tender Agreement, dated as of March 24,
                    1999, between Parent and Michael F. Schundler (incorporated by reference to Exhibit (c)(10) of the Schedule 13E-3).
(c)(6)         --   Subscription and Tender Agreement, dated as of March 24,
                    1999, between Parent and Gilbert L. Drozdow (incorporated by reference to Exhibit (c)(11) of the Schedule 13E-3).
(c)(7)         --   Tender Agreement, dated as of March 24, 1999, between Parent and Robert J. Coward (incorporated by reference to Exhibit
                    (c)(12) of the Schedule 13E-3).
(c)(8)         --   Stockholders Agreement, dated as of March 24, 1999, among
                    Parent, the Issuer, Holdings, Mitchell Eisenberg, Lewis D.
                    Gold, Gilbert L. Drozdow, Michael F. Schundler and Jay A.
                    Martus (incorporated by reference to Exhibit (c)(6) of the
                    Schedule 13E-3).
(c)(9)         --   Management Agreement, dated as of March 24, 1999, by and
                    among the Company, Parent and Vestar Capital Partners
                    (incorporated by reference to Exhibit (c)(14) of the
                    Schedule 14D-1, dated March 31, 1999, as amended by
                    Amendment No. 1 thereto).
(c)(10)        --   Employment Agreement, dated as of March 24, 1999, between
                    the Company and Mitchell Eisenberg (incorporated by
                    reference to Exhibit (c)(2) of the Schedule 13E-3).
(c)(11)        --   Employment Agreement, dated as of March 24, 1999, between
                    the Company and Lewis Gold (incorporated by reference to
                    Exhibit (c)(3) of the Schedule 13E-3).
(c)(12)        --   Employment Agreement, dated as of March 24, 1999, between
                    the Company and Michael F. Schundler (incorporated by
                    reference to Exhibit (c)(4) of the Schedule 13E-3).
(c)(13)        --   Employment Agreement, dated as of March 24, 1999, between
                    the Company and Jay A. Martus (incorporated by reference to
                    Exhibit (c)(5) of the Schedule 13E-3).

  EXHIBIT
   NUMBER                                   DESCRIPTION
  -------                                   -----------
(c)(14)        --   Guaranty Agreement, dated as of March 24, 1999, between
                    Vestar Capital Partners III, L.P. and the Company
                    (incorporated by reference to Exhibit (c)(13) of the
                    Schedule 13E-3).
(c)(15)        --   Confidentiality Agreement, dated as of December 1, 1998, by and between Vestar Capital Partners III, L.P. and the
                    Company (incorporated by reference to Exhibit (c)(3) of the
                    Schedule 14D-1, dated March 31, 1999, as amended by
                    Amendment No. 1 thereto).
Annex A        --   Information Statement Pursuant to Section 14(f) of the
                    Securities Exchange Act of 1934, as amended, and Rule 14f-1 thereunder.*

---------------

* Included with Schedule 14D-9 mailed to stockholders of the Company.